    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1996

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             TRANS-LUX CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                               13-1394750
            (STATE OR OTHER JURISDICTION OF                                 (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NO.)

                            ------------------------

                              110 RICHARDS AVENUE
                        NORWALK, CONNECTICUT 06856-5090
                                 (203) 853-4321
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             HOWARD S. MODLIN, ESQ.
                      WEISMAN CELLER SPETT & MODLIN, P.C.,
                                445 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 371-5400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                WITH A COPY TO:

                               PAUL JACOBS, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a)(1) of this form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                   PROPOSED           PROPOSED
                                                                    MAXIMUM            MAXIMUM
TITLE OF EACH CLASS OF                          AMOUNT TO       OFFERING PRICE   AGGREGATE OFFERING      AMOUNT OF
SECURITIES TO BE REGISTERED(1)              BE REGISTERED(1)     PER SHARE(2)         PRICE(2)       REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
  % Convertible Subordinated Notes due
  2006.....................................     $28,750,000          100%            $28,750,000         $8,712.12
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per share....         (3)               --                 --                 (4)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Includes an additional $3,750,000 principal amount of the Notes subject to the over-allotment option granted to the Underwriters.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(3) Represents such indeterminate number of shares of Common Stock as shall be issuable upon conversion of the Notes.

(4) Pursuant to Rule 457(i), no registration fee is required.

                            ----------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION NOVEMBER 4,1996
                                  $25,000,000

LOGO                                  LOGO
                     % CONVERTIBLE SUBORDINATED NOTES DUE 2006
                            ------------------------

     The Notes offered hereby (the "Offering") will be convertible into Common Stock, $1.00 par value per share (the "Common Stock"), of Trans-Lux Corporation ("Trans-Lux" or the "Company") at any time after 60 days following the date of initial issuance thereof and prior to maturity, unless previously redeemed, at a
conversion price of $     per share, subject to adjustment under certain
conditions. See "Description of Notes -- Conversion Rights" for a description of events which may cause an adjustment to the conversion price. The Common Stock of the Company is traded on the American Stock Exchange (the "AMEX") under the symbol "TLX." On October 31, 1996, the last reported sale price of the Common Stock on the AMEX was $12.75 per share. See "Price Range of Common Stock and Dividend Policy."

     Interest on the Notes is payable on June 1 and December 1 of each year, commencing June 1, 1997. The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after December 1, 1999, at the redemption prices set forth herein, plus accrued interest, if any, to the redemption date. If a Repurchase Event (as defined herein) occurs, each Holder of the Notes will have the right, subject to certain conditions and restrictions, to require the Company to repurchase all outstanding Notes, in whole or in part, owned by such holder at 100% of their principal amount plus accrued interest, if any, to the date of repurchase. The Notes are subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company and will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. At September 30, 1996, the Company
had approximately $     million of outstanding Senior Indebtedness. The
Indenture governing the Notes does not restrict the ability of the Company to incur additional indebtedness, including Senior Indebtedness. See "Description of Notes" for a more complete discussion of the Indenture's provisions.

     Application will be made for inclusion of the Notes on the AMEX upon notice of issuance.

      SEE "RISK FACTORS" ON PAGES 7 TO 10 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                              PRICE TO        UNDERWRITING      PROCEEDS TO
                                             PUBLIC(1)        DISCOUNTS(2)       COMPANY(3)
-----------------------------------------------------------------------------------------------
Per Note.................................         $                $                 $
-----------------------------------------------------------------------------------------------
Total(4).................................         $                $                 $
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of initial issuance.

(2) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(3) Before deducting expenses payable by the Company, estimated to be
    $          .

(4) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to an additional $3,750,000 of the Notes on the same terms and conditions set forth above. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Proceeds to
    Company will be $          , $          and $          , respectively. See
    "Underwriting."
                            ------------------------

     The Notes offered by this Prospectus are offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions. It is expected that delivery of certificates representing the Notes will be made at the office of Southcoast Capital Corporation, 277 Park
Avenue, New York, New York, on or about             , 1996.
                            ------------------------

                               SOUTHCOAST CAPITAL
                                 CORPORATION

               The date of this Prospectus is             , 1996.

                                   TRANS-LUX

                       TRANS-LUX IS A LEADING SUPPLIER OF
                      LARGE-SCALE, MULTI-COLOR ELECTRONIC
                        INFORMATION DISPLAYS FOR INDOOR

                                AND OUTDOOR USE.

                     TRANS-LUX DISPLAYS ARE USED PRIMARILY
                       IN REAL-TIME APPLICATIONS FOR THE
                          FINANCIAL, BANKING, GAMING,
                             CORPORATE, SPORTS AND
                            TRANSPORTATION MARKETS.

FINANCIAL
Tricolor DataWalls(@) supply traders at Midland Walwyn      The Chicago Mercantile Exchange has added to the
Capital in Toronto with real-time financial data.           number of Trans-Lux panoramic display panels on its
                                                            trading floor.
PictureWall(@) displays, like this one in the               Internationally, emerging exchanges call on Trans-Lux
reception area of Chase Manhattan Bank's world head-        to design and install sophisticated and reliable
quarters, combine real-time market data and colorful        displays.
graphics.
GAMING
Trans-Lux's bright, easy-to-read displays are used in       Foxwoods Resort and Casino, selected Trans-Lux for its
casinos such as Bally's Las Vegas new Race and Sports       new Race Book.
Book.
                                          THEATRE
                                          At Sony theaters, Trans-Lux lobby displays are tied into the ticketing system to announce screening times and inform moviegoers when a show is sold out.

   [The above captions refer to examples of Trans-Lux's electronic displays]

                     TRANS-LUX DISPLAYS ARE USED PRIMARILY
                       IN REAL-TIME APPLICATIONS FOR THE
                          FINANCIAL, BANKING, GAMING,
                             CORPORATE, SPORTS AND
                            TRANSPORTATION MARKETS.

OUTDOOR
Trans-Lux's recent acquisitions have given the Com-         Trans-Lux's outdoor displays are used in a wide array
pany a growing presence in the outdoor market such as       of applications including college and professional
this outdoor display for the Luxor Hotel and Casino in      stadiums.
Las Vegas.
SPORTS                                                      TRANSPORTATION
Trans-Lux's complete line of sports displays                Travelers depend on clear, easy-to- read Trans-Lux
incorporate up-to-the-second information, video             displays for arrival, departure, and other timely
replays and full-color animation enhancing the              information.
experience for players and fans at athletic events.
CORPORATE
Trans-Lux network management display systems are used
to track the status of data communications networks
for cutomers such as GTE.

                                   TRANS-LUX
   [The above captions refer to examples of Trans-Lux's electronic displays]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company is a leading manufacturer, distributor, and servicer of large-scale, real-time electronic information displays for both indoor and outdoor use. These display systems utilize light emitting diode ("LED") and light bulb technologies to display real-time information entered by the user or via a third party information supplier. The Company believes that by providing high quality, reliable display products configured to suit its customers' needs, combined with offering extensive on-site service and maintenance coverage, it has established itself as a leader in the indoor display industry. The Company's display products include data, graphics, and picture displays for stock and commodity exchanges, financial institutions, airports, casinos, sports venues, convention centers, corporate, theatres, retail, and numerous other applications. In addition to the core display business, the Company also operates a small chain of motion picture theatres in the southwestern U.S. In 1995, the Company derived approximately 89% of its revenue from its indoor and outdoor information display business.

     The Company's high performance electronic information displays are used to communicate messages and information in a variety of indoor and outdoor applications. The Company's product line encompasses a wide range of state-of-the-art electronic displays in various shape, size and color configurations. Most of the Company's display products include hardware components and sophisticated software. In both the indoor and outdoor markets, the Company adapts basic product types and technologies for specific use in various niche market applications. The Company also operates a direct service network throughout the U.S. and Canada which performs on-site service and maintenance for its customers, further distinguishing the Company from many of its competitors.

     In the indoor market, the Company's high performance electronic displays are used to communicate messages in the financial, gaming, transportation, entertainment and retail industries, among others. In the financial industry, the Company's products display news and market information, interest rates, up-to-the-second stock and commodity prices, and other financial product information for stock and commodity exchanges, brokerage firms, banks, mutual fund companies, and other financial institutions. In the gaming industry, the Company's products transmit racing and pari-mutuel betting odds and results, sports scores, statistics, slot machine jackpots and other wagering information. In the transportation industry, the Company's products are used to display arrival and departure information and gate and baggage claim information for airports and other transportation facilities. While the securities and commodities industries continue to represent a significant portion of the Company's customer base, the Company has a strong presence in the gaming industry through its race and sports book displays and also markets its displays to such users as banks, corporations, transportation facilities, the military, racetracks, restaurants, pharmacies, theatres, hotels and convention centers. In the indoor display market the Company's customers include the American Stock Exchange, Charles Schwab & Co. Incorporated, the Chicago Board of Trade ("CBOT"), the Chicago Mercantile Exchange ("CME"), Goldman Sachs & Co., Kaiser Permanente, Merrill Lynch Pierce Fenner & Smith, Inc., MGM Grand, Inc., Mirage Resorts, Inc., the New York Mercantile Exchange, Inc., the New York Stock Exchange, Inc. and Sony Theaters Management Corporation.

     Over the past four years, the Company has utilized its strong position in the indoor display market combined with several acquisitions to establish a growing presence in the outdoor display market. Trans-Lux outdoor displays are installed in amusement parks, entertainment facilities, professional and college sports stadiums, military installations, bridges and other roadway installations, automobile dealerships, banks and other financial institutions. In the outdoor display market the Company's customers include Auburn University, Pontiac Silverdome, Resorts International, Six Flags Over Georgia, 3 Com Park, and Twin City Federal Financial Corp.

     The Company has made three acquisitions over the past four years in order to establish and enhance its presence in the outdoor market. In August 1992, after first managing the portfolio for approximately 15 months, the Company acquired a portfolio of outdoor electric and electronic equipment displays from American Electronic Displays, L.P. In August 1993, the Company expanded its presence in the outdoor display market by acquiring a portfolio of outdoor lease, maintenance and other contracts from Indicator Maintenance Corporation. In January 1995, the Company acquired all of the capital stock of Integrated Systems Engineering, Inc. ("ISE"), a manufacturer of outdoor electronic displays.

     The Company's principal executive offices are located at 110 Richards Avenue, Norwalk, Connecticut 06856-5090. The Company's telephone number is (203) 853-4321.

                                  THE OFFERING

Securities Offered........ $25 million aggregate principal amount of   %
                           Convertible Subordinated Notes due 2006 (the
                           "Notes").

Interest Payment Dates.... June 1 and December 1, commencing June 1, 1997.

Maturity.................. December 1, 2006.

Conversion................ The Notes are convertible into the Company's Common
                           Stock at any time after 60 days following the date of initial issuance thereof and prior to maturity, unless previously redeemed, at a conversion price of
                           $          per share, subject to adjustment under
                           certain conditions.

Redemption at Option of
  Company................. The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after December 1, 1999, at the redemption prices (expressed as a percentage of the principal amount) set forth below for the 12-month period beginning December 1 of the years indicated:

                                   1999.........................................       %
                                   2000.........................................       %
                                   2001.........................................       %
                                   2002.........................................       %
                                   2003.........................................       %
                                   2004.........................................       %

                           thereafter and at maturity at 100% of principal, together in the case of any such redemption with accrued interest to the redemption date.

Repurchase at Option of
  Holders................. If a Repurchase Event occurs, each Holder of the
                           Notes will have the right, subject to certain conditions and restrictions, to require the Company to repurchase all outstanding Notes, in whole or in part, owned by such holder at 100% of their principal amount plus accrued interest, if any, to the date of repurchase. If a Repurchase Event were to occur, there is no assurance that the Company would have sufficient funds to pay the repurchase price for all the Notes tendered by the Holders thereof. The Company's ability to make such payments may be limited by its leverage and the terms of its then existing borrowing and other agreements. See "Description of Notes -- Repurchase at Option of Holders Upon a Repurchase Event" for a more complete discussion of the rights of Holders of the Notes upon the occurrence of a Repurchase Event.

Subordination............. The Notes are subordinated to all existing and future
                           Senior Indebtedness of the Company and will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. At September 30, 1996, the Company had approximately
                           $     million of outstanding Senior Indebted-
                           ness. The Indenture governing the Notes does not restrict the ability of the Company to incur additional indebtedness, including Senior Indebtedness.

Use of Proceeds........... The Proceeds of the Offering will be used to finance the Company's expansion program and for general corporate purposes, including the repayment of certain outstanding indebtedness. See "Use of Proceeds."

Listing................... Application will be made for inclusion of the Notes on the AMEX upon notice of issuance and the Notes
                           will be listed under the symbol "          ." The
                           Common Stock is listed on the AMEX under the symbol "TLX."

                                  RISK FACTORS

     For a discussion of certain material factors that should be considered by prospective purchasers of the Notes, see "Risk Factors."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The summary data below has been derived from the audited financial statements, the unaudited financial statements and other records of the Company. The following summary data should be read in conjunction with the financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                          SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                           JUNE 30,
                                            --------------------------------------------------------     -------------------
                                             1991        1992        1993        1994         1995        1995        1996
                                            -------     -------     -------     -------      -------     -------     -------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Total revenues........................    $22,133     $24,130     $35,799     $33,742      $37,791     $19,240     $20,624
  Operating expenses....................     14,127      15,299      21,554      19,413       22,406      11,249      12,575
  Gross profit from operations..........      8,006       8,831      14,245      14,329       15,385       7,991       8,049
  General and administrative expenses...      7,151       7,384      10,202      11,023       11,494       6,314       6,072
  Interest expense, net.................        570         893       2,380(1)    1,242(2)     2,144         996       1,083
  Income before income taxes............        542         741       1,663(1)    2,064(2)     1,839         730         894
  Provision for income taxes............        280         469       1,174(1)      750(2)       773         307         375
  Net income............................        262         272         489(1)    1,314(2)     1,066         423         519
OTHER DATA:
  EBITDA(3)                                 $ 5,201     $ 6,670     $10,385     $ 9,819      $10,884     $ 5,056     $ 5,521
  Ratio of earnings to fixed
    charges(4)..........................        1.3         1.4         1.6         2.2          1.7         1.6         1.5
  Net rental equipment..................    $13,550     $29,995     $29,039     $29,653      $30,778     $29,848     $32,056
  Net book value per share..............    $ 14.59     $ 15.35     $ 15.60     $ 16.29      $ 17.08     $ 16.60     $ 17.29

                                                                          AS OF JUNE 30, 1996
                                                                         ---------------------
                                                                                       AS
                                                                         ACTUAL    ADJUSTED(5)
                                                                         -------   -----------
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents............................................  $   317     $14,431
  Total assets.........................................................   59,767      75,356
  Long-term debt, including current portion............................   27,935      43,524
  Stockholders' equity.................................................   21,997      21,997

---------------
(1) 1993 reflects the impact of an assessment of income taxes and related interest expense incurred resulting from a prior year state income tax audit of approximately $600,000.

(2) 1994 reflects the positive impact of a settlement of approximately $360,000 related to the 1993 assessment described in footnote No. 1 above.

(3) EBITDA ("Earnings Before Interest, Taxes, Depreciation and Amortization") is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income, as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of liquidity. (Unaudited)

(4) Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes, fixed charges and extraordinary items. Fixed charges consist of interest expense, including amounts capitalized, and that portion of rent expense which management deems to be attributable to interest costs.(Unaudited)

(5) Adjusted to reflect the sale of $25,000,000 of the Notes offered by the Company hereby, the receipt of the estimated net proceeds therefrom and the repayment of certain outstanding indebtedness. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

LEVERAGE

     As of September 30, 1996 and as adjusted for the issuance of the Notes, the Company's total long-term debt (including current portion) would have been
$          million. The Company expects it will incur indebtedness in addition to the Notes in connection with the implementation of its growth strategy. The Indenture governing the Notes does not restrict the ability of the Company or its subsidiaries to incur additional indebtedness, including Senior Indebtedness. Additional indebtedness of the Company may rank senior or pari passu with the Notes in certain circumstances, while additional indebtedness of the Company's subsidiaries will rank effectively senior to the Notes. See "Description of Notes." The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control. There can be no assurance that the Company's operating cash flows will be sufficient to meet its debt service requirements or to repay the Notes at maturity or that the Company will be able to refinance the Notes or other indebtedness at maturity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBORDINATION

     The Notes will be unsecured subordinated obligations of the Company and will be subordinated in right of payment to all present and future Senior Indebtedness and other liabilities of the Company and will be effectively subordinated to all indebtedness of the Company's subsidiaries. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Holders of any indebtedness of the Company's subsidiaries will be entitled to payment of the indebtedness from the assets of the subsidiaries prior to the holders of any general unsecured obligations of the Company, including the
Notes. At September 30, 1996, the Company had approximately $          million
of outstanding Senior Indebtedness. In the event of a payment default with respect to Senior Indebtedness, no payments may be made on account of the Notes until such default no longer exists with respect to Senior Indebtedness of the Company. See "Description of Notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISKS RELATED TO A REPURCHASE EVENT

     Upon the occurrence of a Repurchase Event, each holder of the Notes may require the Company to repurchase all or a portion of such Holder's Notes. If a Repurchase Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all the Notes tendered by holders thereof. In addition, the occurrence of certain Repurchase Events would constitute an event of default under certain of the Company's current debt agreements, and the Company's repurchase of the Notes as a result of the occurrence of a Repurchase Event may be prohibited or limited by, or create an event of default under, the terms of future agreements relating to borrowings of the Company, including agreements relating to Senior Indebtedness. In the event a Repurchase Event occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to purchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a further default under certain of the Company's existing debt agreements and may constitute a default under the terms of other indebtedness that the Company may incur from time to time. In such circumstances, the subordination provisions in the Indenture would prohibit payments to the Holders of the Notes. See "Description of Notes -- Repurchase at Option of Holders Upon a Repurchase Event."

RELIANCE ON KEY SUPPLIERS

     The Company designs certain of its materials to match components furnished by suppliers. If such suppliers were unable or unwilling to provide the Company with those components, the Company would have to obtain replacement sources. In particular, the Company purchases almost all of the LED module blocks used in its electronic displays from a single supplier. The Company does not have a long-term supply contract with this supplier. A change in suppliers of either LED module blocks or certain other components may result in engineering design changes, as well as delays in obtaining such replacement components. The Company's inability to obtain sufficient quantities of certain components as required, or to develop alternative sources at acceptable prices and within a reasonable time, could result in delays or reductions in product shipments which could have a materially adverse effect on the business and results of operations of the Company.

COMPETITION

     The Company's electronic information displays compete with a number of companies, both larger and smaller than itself, and with products based on different forms of technology. In addition, there are several companies whose current products utilize similar technology and who possess the resources to develop competitive and more sophisticated products in the future. The Company's success is somewhat dependent upon its ability to anticipate technological changes in the industry and to successfully identify, obtain, develop and market new products that satisfy evolving industry requirements. There can be no assurance that competitors will not market new products which have perceived advantages over the Company's products or which, because of pricing strategies, render the products currently sold by the Company less marketable or otherwise adversely affect the Company's operating margins. The Company's motion picture theatres are subject to varying degrees of competition in the geographic areas in which they operate. In some areas, theatres operated by national circuits compete with the Company's theatres. The Company's theatres also face competition from all other forms of entertainment competing for the public's leisure time and disposable income.

NATURE OF LEASING AND MAINTENANCE REVENUES

     The Company derives a substantial percentage of its revenues from the leasing of its electronic information display products, generally pursuant to leases which have an average term of less than three years. Consequently, the Company's future success is at least partly dependent on its ability to obtain the renewal of existing leases or to enter into new leases as existing leases expire. The Company also derives a significant percentage of its revenues from maintenance agreements relating to its display products. The average term of such agreements is generally three to five years. A portion of the maintenance agreements are cancellable upon 30 days notice. There can be no assurance that the Company will be successful in obtaining renewal of existing leases or maintenance agreements, obtaining replacement leases or realizing the value of assets currently under leases that are not renewed.

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its Chairman, Mr. Richard Brandt, and President and Chief Executive Officer, Mr. Victor Liss, play a significant role in the success of the Company and the loss of the services of either could have an adverse effect on the Company. There can be no assurance that the Company would be able to find a suitable replacement for either Mr. Brandt or Mr. Liss. The Company has an employment agreement with Mr. Brandt which expires in 2002 and an employment agreement with Mr. Liss which, if not extended, expires in December 1997. The Company believes that in addition to the above referenced key personnel, there is a core group of executives which also plays a significant role in the success of the Company. See "Executive Compensation and Transactions with Management -- Employment Agreements."

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS AND CONTROL BY EXISTING STOCKHOLDERS

     The Company's Restated Certificate of Incorporation contains certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock, thus making it less likely that a stockholder will receive a premium on any sale of shares. Under the Company's Restated Certificate of Incorporation, the Company has two classes of common stock outstanding, Common Stock and Class B Stock, each with its own rights and preferences. Each share of Class B Stock receives ten votes per share on all matters submitted to a vote of the stockholders versus the one vote received for each share of Common Stock. The Class B Stock is entitled to vote separately as a class on any proposal for the merger, consolidation and certain other significant transactions. See "Description of Capital Stock -- Common Stock" and "Class B Stock." Moreover, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, making it more difficult for a third party to gain control of the Company's Board. The Company has also adopted a provision for its Restated Certificate of Incorporation which requires a four-fifths vote on any merger, consolidation or sale of assets with or to an "Interested Person" or "Acquiring Person."

     Additionally, the Company is authorized to issue 500,000 shares of Preferred Stock containing such rights, preferences, privileges and restrictions as may be fixed by the Company's Board of Directors which may adversely affect the voting power or other rights of the holders of Common Stock or delay, defer or prevent a change in control of the Company, or discourage bids for the Common Stock at a premium over its market price or otherwise adversely affect the market price of the Common Stock. See "Description of Capital Stock -- Preferred Stock." The Board of Directors of the Company is also authorized to issue 4,000,000 shares of Class A Stock which is identical to the Common Stock but is non-voting and is entitled to a 10% higher dividend than the Common Stock. See "Description of Capital Stock -- Class A Stock."

     Twelve stockholders, who are executive officers and/or directors of the Company beneficially own approximately 71.5% of the Company's outstanding Class B Stock, 17.8% of all classes and 54.3% of the voting power. As a result, these stockholders collectively will continue to have the ability to elect all of the Company's directors and to veto major transactions for which a stockholder vote is required under Delaware law, including mergers, consolidations and certain other significant transactions. These stockholders could also block tender offers for the Company's Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes are a new issue of securities for which there is currently no public market. Although application will be made to have the Notes approved for inclusion on the AMEX, there is no assurance as to the liquidity of the market for the Notes that may develop, the ability of the holders to sell their Notes or the prices at which holders of the Notes would be able to sell their Notes. If a market for the Notes does develop, the Notes may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, the performance of the Company, the market price of the Company's Common Stock and other factors. There is no assurance that an active trading market will develop or be maintained for the Notes. See "Underwriting."

LIMITED TRADING VOLUME AND VOLATILITY OF STOCK PRICE

     The Company's Common Stock is not widely held and the volume of trading has been low and sporadic. Accordingly, the Common Stock is subject to increased price volatility and reduced liquidity. There can be no assurance a more active trading market for the Common Stock will develop, or be sustained if it does develop. The limited public float of the Company's Common Stock could cause the market price for the Common Stock to fluctuate substantially. In addition, stock markets have experienced wide price and volume fluctuations in recent periods and these fluctuations often have been unrelated to the operating performance of the specific companies affected. Any of these factors could adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of Common Stock in the public market following the Offering by current stockholders of the Company could adversely affect the market price for the Common Stock. Upon expiration of lock-up agreements with the Underwriters 90 days after the date of this Prospectus (or earlier upon the written consent of Southcoast Capital Corporation ("Southcoast Capital"), a representative of the Underwriters), 225,590 shares of Common Stock (including Class B Stock if converted into equal amounts of Common Stock) may be sold in the public market by executive officers and directors, subject to the limitations contained in Rule 144 under the Securities Act of 1933, as amended. Following the Offering, sales of substantial amounts of the shares of Common Stock in the public market, or even the potential for such sales, could adversely affect the prevailing market price of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company (after deducting underwriting discounts and estimated offering expenses) from the sale of the Notes offered hereby are estimated to be approximately $23.5 million ($27.1 million if the Underwriters' over-allotment option is exercised in full). The Company will repay approximately $6.0 million of debt currently outstanding under its revolving credit facility which currently bears interest at the effective rate of 7.49% and has a maturity of June 2003 and will call and retire up to $4.8 million of the Company's 9% Convertible Subordinated Debentures. The Company will call these Debentures within 45 days of the completion of the Offering. The remaining net proceeds will be used to finance the expansion of the Company's leased equipment base, fund product development and marketing efforts aimed at expanding the Company's position in both the indoor and outdoor information display markets and for general working capital purposes. The Company may also use a portion of the net proceeds for acquisitions; however no agreement with respect to any such acquisition currently exists. The Company may also use a portion of the net proceeds for the development of additional theatres. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in U.S. government securities or other investment-grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the AMEX under the symbol "TLX." The following table sets forth the high and low closing sales prices of the Common Stock for the periods indicated, as reported on the AMEX.

                                   PERIOD                                  HIGH       LOW
    ---------------------------------------------------------------------  ----       ---
    1994
      First Quarter......................................................  $ 9 5/8    $ 83/8
      Second Quarter.....................................................   10          83/4
      Third Quarter......................................................   10 1/8      75/8
      Fourth Quarter.....................................................    9 3/8      71/4
    1995
      First Quarter......................................................  $10        $ 87/8
      Second Quarter.....................................................    9 1/8      7  /16
      Third Quarter......................................................    9 1/4      7  /16
      Fourth Quarter.....................................................    9          8
    1996
      First Quarter......................................................  $ 9 5/8    $ 81/8
      Second Quarter.....................................................   16 1/2      85/8
      Third Quarter......................................................   14 7/8     101/2
      Fourth Quarter (through October 31, 1996)..........................   13 3/4     123/4

     On October 31, 1996, the last reported sale price for the Common Stock on the AMEX was $12.75 per share. As of September 30, 1996, there were 965,002 and 298,882 shares of Common Stock and Class B Stock outstanding and 847 and 68 holders of Common Stock and Class B Stock, respectively.

     Commencing with the fourth quarter of 1993, the Company's dividend policy has been to pay a regular quarterly dividend of $.035 per share on the Common Stock and $.0315 per share on the Class B Stock. The declaration or payment by the Company of dividends, if any, on its Common Stock and Class B Stock in the future is subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. The Company's present credit facility restricts the payment of dividends to no more than an aggregate $750,000 per year. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1996, and as adjusted to give effect to (i) the consummation of the Offering of the Notes and (ii) the application of the net proceeds therefrom as described in "Use of Proceeds" (assuming no exercise of the Underwriters' over-allotment option). This information should be read in conjunction with Selected Financial Data and the related notes and other financial information included elsewhere in this Prospectus.

                                                                         AS OF JUNE 30, 1996
                                                                   --------------------------------
                                                                    ACTUAL        AS ADJUSTED(1)
                                                                   --------     -------------------
                                                                        (UNAUDITED, DOLLARS IN
                                                                              THOUSANDS)
Short-term debt and current portion of long-term debt............  $  1,811          $   1,811
                                                                   ========           ========
Long-term debt:
  Revolving credit loan..........................................  $  4,600          $      --
  Notes payable..................................................    15,656             15,656
  9% Convertible subordinated debentures.........................     4,811                 --
  9 1/2% Subordinated debentures.................................     1,057              1,057
    % Convertible subordinated notes.............................        --             25,000
                                                                   --------           --------
       Total long-term debt......................................  $ 26,124          $  41,713
                                                                   --------           --------
Stockholders' equity:
  Preferred, $1.00 par value; 500,000 shares authorized; no
     shares issued and outstanding...............................        --                 --
  Common, $1.00 par value; 4,000,000 shares authorized; 2,441,517
     shares issued and outstanding(2)(4).........................  $  2,441          $   2,441
  Class B, $1.00 par value; 2,000,000 shares authorized; 298,888
     shares issued and outstanding(3)(4).........................       299                299
  Additional paid-in capital.....................................    13,828             13,828
  Retained earnings..............................................    17,320             17,320
  Other..........................................................       (70)               (70)
     Less: 1,481,252 treasury shares at cost.....................   (11,821)           (11,821)
                                                                   --------           --------
       Total stockholders' equity................................    21,997             21,997
                                                                   --------           --------
          Total capitalization...................................  $ 48,121          $  63,710
                                                                   ========           ========

---------------
(1) Adjusted to reflect the sale of $25,000,000 of the Notes offered by the Company hereby, the receipt of the estimated net proceeds therefrom and the repayment of certain outstanding indebtedness. See "Use of Proceeds."

(2) Excludes 86,500 shares of Common Stock issuable upon exercise of stock options outstanding at June 30, 1996 at exercise prices ranging from $6.31 to $9.69 per share and 378,819 shares upon conversion of the Company's 9% Convertible Subordinated Debentures due 2005 at $12.70 per share.

(3) Class B Stock has greater voting power. See "Description of Capital Stock."

(4) Subsequent to June 30, 1996, a certificate of amendment was filed to the Company's Restated Certificate of Incorporation increasing the authorized shares of Common Stock to 5,500,000 shares, decreasing the authorized shares of Class B Stock to 1,000,000 shares and authorizing 4,000,000 shares of a new non-voting Class A Stock. See "Description of Capital Stock."

                            SELECTED FINANCIAL DATA

     The following selected financial data of the Company at and for each of the five years ended December 31, 1995 except for Other Data, are derived from and are qualified by reference to the Company's financial statements, some of which are presented herein. The selected financial data for the six months ended June 30, 1995 and 1996 and the balance sheet data as of June 30, 1995 and 1996 are derived from unaudited financial statements of the Company which in management's opinion include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the information set forth therein. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. This data should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                               SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                              JUNE 30,
                                            -----------------------------------------------------------      --------------------
                                             1991         1992         1993         1994         1995         1995         1996
                                            -------      -------      -------      -------      -------      -------      -------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Equipment rentals and maintenance.......  $10,494      $13,307      $20,824      $21,652      $21,205      $11,192      $10,923
  Equipment sales.........................    2,949        4,040       11,806        8,498       12,364        6,135        7,680
  Theatre receipts and other..............    8,690        6,783        3,169        3,592        4,222        1,913        2,021
                                            -------      -------      -------      -------      -------      -------      -------
        Total revenues....................   22,133       24,130       35,799       33,742       37,791       19,240       20,624
                                            -------      -------      -------      -------      -------      -------      -------
Operating expenses:
  Cost of equipment rentals and
    maintenance...........................    5,360        7,069       11,249       11,929       11,358        5,846        5,912
  Cost of equipment sales.................    1,587        2,273        7,648        4,620        7,863        3,903        5,032
  Cost of theatre receipts and other......    7,180        5,957        2,657        2,864        3,185        1,500        1,631
                                            -------      -------      -------      -------      -------      -------      -------
        Total operating expenses..........   14,127       15,299       21,554       19,413       22,406       11,249       12,575
                                            -------      -------      -------      -------      -------      -------      -------
Gross profit from operations..............    8,006        8,831       14,245       14,329       15,385        7,991        8,049
General and administrative expenses.......    7,151        7,384       10,202       11,023       11,494        6,314        6,072
                                            -------      -------      -------      -------      -------      -------      -------
                                                855        1,447        4,043        3,306        3,891        1,677        1,977
Interest expense, net.....................      570          893        2,380(1)     1,242(2)     2,144          996        1,083
Other income..............................      257          187           --           --           92           49           --
                                            -------      -------      -------      -------      -------      -------      -------
Income before income taxes................      542          741        1,663(1)     2,064(2)     1,839          730          894
                                            -------      -------      -------      -------      -------      -------      -------
Provision for income taxes:
  Current.................................       95           97          231          407          576          288          303
  Deferred................................      185          372          943          343          197           19           72
                                            -------      -------      -------      -------      -------      -------      -------
                                                280          469        1,174(1)       750(2)       773          307          375
                                            -------      -------      -------      -------      -------      -------      -------
Net income................................  $   262      $   272      $   489(1)   $ 1,314(2)   $ 1,066      $   423      $   519
                                            =======      =======      =======      =======      =======      =======      =======
PER SHARE DATA:
Earnings per share:
  Primary.................................  $  0.20      $  0.22      $  0.39(1)   $  1.04(2)   $  0.85      $  0.34      $  0.41
  Fully diluted...........................       (3)          (3)          (3)     $  0.94(2)   $  0.81           (3)     $  0.39
Average common and common equivalent
  shares outstanding:
  Primary.................................    1,305        1,249        1,249        1,260        1,259        1,260        1,272
  Fully diluted...........................       (3)          (3)          (3)       1,943        1,643           (3)       1,664
OTHER DATA:
  EBITDA(4)...............................  $ 5,201      $ 6,670      $10,385      $ 9,819      $10,884      $ 5,056      $ 5,521
  Ratio of earnings to fixed charges(5)...      1.3          1.4          1.6          2.2          1.7          1.6          1.5
  Net rental equipment....................  $13,550      $29,995      $29,039      $29,653      $30,778      $29,848      $32,056
  Net book value per share................  $ 14.59      $ 15.35      $ 15.60      $ 16.29      $ 17.08      $ 16.60      $ 17.29
BALANCE SHEET DATA:
  Cash and cash equivalents...............  $ 1,592      $ 1,180      $ 1,128      $ 2,335      $   665      $   598      $   317
  Total assets............................   35,647       50,826       52,138       53,307       57,460       56,510       59,767
  Long-term debt, including current
    portion...............................   11,648       23,497       23,293       22,353       24,299       24,755       27,935
  Retained earnings.......................   15,412       14,514       14,850       15,993       16,888       16,330       17,320
  Stockholders' equity....................   20,062       19,169       19,484       20,524       21,499       20,916       21,997

(Footnotes provided on the following page.)

---------------
(1) 1993 reflects the impact of an assessment of income taxes and related interest expense incurred resulting from a prior year state income tax audit of approximately $600,000.

(2) 1994 reflects the positive impact of a settlement of approximately $360,000 related to the 1993 assessment described in footnote No. 1 above.

(3) Not dilutive.

(4) EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income, as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of liquidity. (Unaudited)

(5) Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes, fixed charges and extraordinary items. Fixed charges consist of interest expense, including amounts capitalized, and that portion of rent expense which management deems to be attributable to interest costs. (Unaudited)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" as well as those discussed below and elsewhere in this Prospectus.

GENERAL

     The Company is a leading manufacturer, distributor, and servicer of large-scale, real-time electronic information displays for both indoor and outdoor use. These display systems utilize LED and light bulb technologies to display real-time information entered by the user or via a third party information supplier. The Company believes that by producing high quality, reliable display products configured to suit its customers' needs, combined with offering extensive on-site service and maintenance coverage, it has established itself as a leader in the indoor display industry. The Company's display products include data, graphics, and picture displays for stock and commodity exchanges, financial institutions, airports, casinos, sports venues, convention centers, corporate, theatres, retail and numerous other applications. In addition to the core display business, the Company also operates a small chain of motion picture theatres in the southwestern U.S. In 1995, the Company derived approximately 90% of its revenue from its indoor and outdoor information display business.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     The Company's total revenues for the six months ended June 30, 1996 increased 7.2% to $20.6 million versus $19.2 million for the same period in the previous year. Revenues from equipment rentals and maintenance decreased from $11.2 million in 1995 to $10.9 million in 1996, or 2.4%, primarily due to the expected decline in revenues from the outdoor lease and maintenance base previously acquired, although the decline is at a slower rate than originally anticipated. This decline in revenues was partially offset by an increase in new indoor and outdoor display rentals and maintenance contracts. Revenues from equipment sales increased 25.2%, or $1.5 million, in 1996, primarily due to increased sales of outdoor displays as a result of the acquisition of ISE in January 1995 and a significant sale to the CBOT, which is being recorded on the percentage of completion basis. Revenues from theatre receipts and other increased by $108,000 or 5.6%, which increase was attributed to increased attendance and increased concession sales at the theatres.

     Cost of equipment rentals and maintenance increased by $66,000 or 1.1%, primarily due to increased installation costs of the outdoor displays. This cost of equipment rentals and maintenance represented 54.1% of related revenues in 1996 compared to 52.2% in 1995. Cost of equipment sales increased by $1.1 million to $5.0 million in 1996 or 28.9%, primarily due to increased sales of outdoor displays and the sale to the CBOT which, due to the size of the order had a lower gross profit margin. The cost of equipment sales represented 65.5% of related revenues in 1996 compared to 63.6% in 1995. The cost of theatre receipts and other increased by $131,000 or 8.7%, which is primarily due to the loss incurred by the theatre joint venture in Loveland, Colorado which is accounted for on an equity basis. The cost of theatre receipts and other represented 80.7% and 78.4% of related revenues in 1996 and 1995, respectively.

     General and administrative expenses decreased by $242,000 or 3.8%, primarily due to the favorable adjustment of previously accrued expenses and the implementation of certain cost controls. Additional reductions of general and administrative expenses are not anticipated to be realized in future periods.

     Interest income decreased by $50,000, primarily attributable to reduced investments. Interest expense increased by $37,000 which is due to increased bank borrowing for general corporate purposes on the revolving credit line. The other income of $49,000 in 1995 was largely due to the sale of a theatre property in New Mexico.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     The Company's total revenues for the year ended 1995 increased by 12.0% to $37.8 million in 1995 from $33.7 million in 1994. In January 1995, the Company acquired all the capital stock of ISE, a manufacturer of outdoor electronic displays. Operating results for 1995 include a full twelve months from this acquisition. Revenues from equipment rentals and maintenance decreased $447,000 or 2.1% during 1995, primarily due to the expected decline in revenues from the two acquisitions of outdoor lease and maintenance base portfolios from $11.7 million in 1994 to $10.8 million in 1995. Revenues from equipment sales increased 45.5% during 1995. The increase was largely attributable to the revenues generated from the acquisition of ISE, which contributed $3.6 million in revenues during 1995. Revenues from theatre receipts and other increased $630,000 during 1995, primarily due to the inclusion of a full year of operations at the five-plex theatre in Durango, Colorado which opened in mid-1994.

     Cost of equipment rentals and maintenance, which includes field service expenses, plant repair costs and depreciation, decreased $571,000 or 4.8% during 1995, to 53.6% of related revenues from 55.1% in 1994. The decrease is primarily attributable to a reduction in field service expenses. The cost of equipment sales as a percentage of related revenue represented 63.6% in 1995 and 54.4% in 1994. The increase in costs is primarily due to the expected lower profit margins generated by ISE. The cost of theatre receipts and other, which includes film rental expenses increased $321,000 or 11.2% during 1995, primarily due to a full year of operations at the five-plex theatre in Durango, Colorado which opened in mid-1994. Cost of theatre receipts and other represented 75.4% of related revenues in 1995 and 79.7% in 1994.

     General and administrative expenses increased $471,000 or 4.3% from $11.0 million in 1994 to $11.5 million in 1995 primarily due to the acquisition of ISE. General and administrative expenses decreased as a percentage of revenue to 30.4% in 1995, compared to 32.7% in 1994, primarily as a result of economies of scale.

     Interest income decreased $57,000 during 1995, primarily attributable to reduced investments which were utilized for acquisitions. Interest expense increased by $845,000 during 1995, primarily as a result of the additional debt incurred relative to the acquisition of ISE, in addition to the lower interest expense recorded in 1994 as a result of a settlement of a 1993 assessment of interest resulting from a 1986 state income tax audit. The other income of $92,000 in 1995 is largely due to the sale of a theatre property in New Mexico.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     The Company's total revenues for the year ended 1994 decreased by 5.7% to $33.7 million from $35.8 million in 1993. Revenues from equipment rentals and maintenance increased $828,000 or 4.0% during 1994. The revenue from the acquisition of the lease base portfolio of outdoor displays and maintenance contracts which occurred in August 1993 contributed a full year of revenues. Revenues from equipment sales decreased $3.3 million or 28.0% during 1994, primarily because 1993 included a $4.3 million sale to the CME, the largest sale in the Company's history. Revenues from theatre receipts and other increased by $423,000 in 1994, primarily due to the opening of the theatre in Durango, Colorado in mid-1994.

     Cost of equipment rentals and maintenance increased $680,000 or 6.0% during 1994, to 55.1% of related revenue from 54.0% in 1993. The increase is primarily attributable to a full year of field service expenses relating to the August 1993 acquisition. The cost of equipment sales decreased $3.0 million or 39.6% in 1994 and represented 54.4% of related revenue compared to 64.8% in 1993, primarily due to the sale to the CME in 1993, which due to the size of the order had a lower gross profit margin. The cost of theatre receipts and other increased $207,000 or 7.8% during 1994. Cost of theatre receipts and other represented 79.7% of related revenue in 1994 compared to 83.8% in 1993, primarily due to lower film rental costs and the opening of the theatre in Durango, Colorado in mid-1994.

     General and administrative expenses increased by $821,000 or 8.0% during 1994, partially due to the additional expenses incurred in order to maintain the outdoor lease and maintenance base acquired in August 1993. General and administrative expenses increased as a percentage of revenue to 32.7% in 1994 compared to

28.5% in 1993, which increase was caused by the overall decrease in 1994 total revenues from the 1993 level, which included the sale to the CME.

     Interest income decreased $19,000 during 1994. Interest expense decreased $1.2 million during 1994. The decrease was primarily due to the settlement of a 1993 assessment of interest resulting from a 1986 state income tax audit, which when assessed in 1993 increased interest expense for that year.

INCOME TAXES

     The effective tax rate was 42.0% in 1996 and 1995, 36.3% in 1994 and 70.6% in 1993. The increase in the effective tax rate for 1995 was due to a settlement of a 1986 state income tax audit in 1994, which lowered the effective tax rate in 1994 and when assessed in 1993 increased the effective tax rate for that year.

ACCOUNTING STANDARDS

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " in the first quarter of 1996. In accordance with the standard, the Company evaluates the carrying value of its long-lived assets and identifiable intangibles, including goodwill, when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The adoption of the standard did not have any effect on the Company's consolidated financial position or results of operations.

     The Company also adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" in the first quarter of 1996. As provided for in the standard, the Company continues to apply Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations for employee stock compensation measurement and will disclose the required pro forma information in the 1996 Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's primary sources of liquidity and capital resources have been cash flow from operations and bank borrowings.

     The Company is operating with a working capital deficit due to the high demand for reinvestment of cash in revenue generating rental equipment due to the increase in the indoor rental base and to a lesser extent the upgrade of the outdoor rental base. The Company believes that cash generated from operations together with the anticipated net proceeds of the Offering will be sufficient to fund its anticipated further cash requirements.

     Cash and cash equivalents decreased by $1.7 million in 1995 compared to an increase of $1.2 million in 1994 and a decrease of $52,000 in 1993. The decrease in 1995 is primarily attributable to cash utilized to acquire ISE, repayment of its long-term debt and an investment in a theatre joint venture. This was offset by an increase of $1.1 million in deferred revenue and deposits, primarily due to prepayments of annual billings not yet recorded as revenue. During the six months ended June 30, 1996, the Company's cash and cash equivalents decreased by $348,000, primarily attributable to cash utilized for investment in rental equipment, an increase in accounts receivable, which is attributable to the timing of large equipment sales, and a decrease in deferred revenue and deposits, which is primarily due to the timing of recording the revenues versus billings of the sale to the CBOT. Inventories, prepaids and intangibles increased during 1995 primarily due to the acquisition of ISE. Although receivables increased both at December 31, 1995 and June 30, 1996, the Company continues to experience a favorable collection cycle on its trade receivables.

     The Company entered into a Credit Agreement in August 1995 restructuring $15.6 million of indebtedness and a $4.0 million line of credit with First Union Bank of Connecticut ("First Union Bank"). The line of credit has been increased to $7.0 million during 1996 and will continue to be available until June 1998. The restructuring extended the terms at a variable rate of interest of LIBOR plus 175 basis points. Simultaneously, the Company entered into an interest rate swap for three years at a fixed rate of 7.86% for $15.6 million of notional value to mitigate the risk of the variable interest rate. The loans provide for certain covenants such as net worth, capital expenditures, fixed charge coverage ratio and debt to worth ratio. The

Company is a guarantor of a $3 million term loan to MetroLux Theatres, the theatre joint venture. The owner of the non-related general partner of the joint venture has guaranteed their pro rata portion of the indebtedness to the Company.

RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly financial data:

                      QUARTER ENDED                        MARCH 31     JUNE 30   SEPTEMBER 30   DECEMBER 31
---------------------------------------------------------  --------     -------   ------------   -----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996
Revenues.................................................  $10,033      $10,591
Gross profit.............................................    3,969        4,080
Income before income taxes...............................      427          467
Net income...............................................      248          271
Earnings per share:
  Primary................................................  $  0.20      $  0.21
  Fully diluted..........................................     0.19         0.20
EBITDA(3)................................................    2,741        2,780
1995
Revenues.................................................  $ 9,379      $ 9,861      $9,641        $ 8,910
Gross profit.............................................    3,913        4,078       3,976          3,418
Income before income taxes...............................      340          390         532            577
Net income...............................................      197          226         309            334
Earnings per share:
  Primary................................................  $  0.16      $  0.18      $ 0.24        $  0.27
  Fully diluted..........................................       (1 )         (1)       0.23           0.24
EBITDA(3)................................................    2,501        2,555       2,905          2,923
1994
Revenues.................................................  $ 8,343      $ 8,006      $8,765        $ 8,628
Gross profit.............................................    3,424        3,485       3,534          3,886
Income before income taxes...............................      677 (2)      375         437            575
Net income...............................................      554 (2)      216         241            303
Earnings per share:
  Primary................................................  $  0.44 (2)  $  0.17      $ 0.19        $  0.24
  Fully diluted..........................................     0.34 (2)     0.17        0.18           0.23
EBITDA(3)................................................    2,285        2,309       2,416          2,809

---------------
(1) Not dilutive.

(2) The first quarter of 1994 reflects the positive impact of a settlement of a 1993 assessment of income taxes and related interest expense incurred resulting from a 1986 state income tax audit of approximately $360,000, $0.29 primary earnings per share and $0.18 fully diluted earnings per share.

(3) EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income, as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of liquidity.

     The following table sets forth unaudited selected financial data stated as a percentage of the Company's total revenues:

                                                               YEAR ENDED
                                                              DECEMBER 31,             LATEST TWELVE
                                                       ---------------------------     MONTHS ENDING
                                                        1993      1994       1995      JUNE 30, 1996
                                                       ------     -----     ------     -------------
Revenues:
  Equipment rentals and maintenance..................    58.2%     64.2%      56.1%         53.4%
  Equipment sales....................................    33.0      25.2       32.7          35.5
  Theatre receipts and other.........................     8.8      10.6       11.2          11.1
                                                       ------     ------    ------        ------
          Total revenues.............................   100.0     100.0      100.0         100.0
                                                       ------     ------    ------        ------
Operating expenses:
  Cost of equipment rentals and maintenance..........    31.4      35.3       30.1          29.2
  Cost of equipment sales............................    21.4      13.7       20.8          22.9
  Cost of theatre receipts and other.................     7.4       8.5        8.4           8.5
                                                       ------     ------    ------        ------
          Total operating expenses...................    60.2      57.5       59.3          60.7
Income before income taxes...........................     4.6       6.1        4.9           5.1
Net income...........................................     1.4       3.9        2.8           3.0
EBITDA(1)............................................    29.0      29.1       28.8          29.0

     The following table sets forth the gross profit of each of the Company's three revenue categories as a percentage of the revenue generated by that category.

Gross margin analysis:
  Equipment rentals and maintenance..................    46.0%     44.9%      46.4%         45.4%
  Equipment sales....................................    35.2      45.6       36.4          35.4
  Theatre receipts and other.........................    16.2      20.3       24.6          23.4
                                                       ------     -----     ------        ------
          Total gross margin.........................    39.8      42.5       40.7          39.4

---------------
(1) EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income, as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of liquidity.

                                    BUSINESS

GENERAL

     The Company is a leading manufacturer, distributor, and servicer of large-scale, real-time electronic information displays for both indoor and outdoor use. These display systems utilize LED and light bulb technologies to display real-time information entered by the user or via a third party information supplier. The Company believes that by providing high quality, reliable display products configured to suit its customers' needs, combined with offering extensive on-site service and maintenance coverage, it has established itself as a leader in the indoor display industry. The Company's display products include data, graphics, and picture displays for stock and commodity exchanges, financial institutions, airports, casinos, sports venues, convention centers, corporate, theatres, retail, and numerous other applications. In addition to the core display business, the Company also operates a small chain of motion picture theatres in the southwestern U.S. In 1995, the Company derived approximately 90% of its revenue from its indoor and outdoor information display business.

     The Company is a Delaware corporation founded in 1920 as a developer of display products. The Company sold its first large scale moving display product in 1923, based on proprietary rear screen projection technology. The Company's development of rear screen projection technology also led it into the theatre business which at one time represented a significant portion of its revenues. Over the years, the Company has focused on the development and examination of new technologies in the information display industry. In the late 1960s, the Company developed and marketed its first electromechanical display units. These products were actively marketed until 1983 when the Company introduced its first LED-based display systems.

     The Company's high performance electronic information displays are used to communicate messages and information in a variety of indoor and outdoor applications. The Company's product line encompasses a wide range of state-of-the-art electronic displays in various shape, size and color configurations. Most of the Company's display products include hardware components and sophisticated software. In both the indoor and outdoor markets, the Company adapts basic product types and technologies for specific use in various niche market applications. The Company also operates a direct service network throughout the U.S. and Canada which performs on-site service and maintenance for its customers, further distinguishing the Company from many of its competitors.

     In the indoor market, the Company's high performance electronic displays are used to communicate messages in the financial, gaming, transportation, entertainment and retail industries, among others. In the financial industry, the Company's products display news and market information, interest rates, up-to-the-second stock and commodity prices, and other financial product information for stock and commodity exchanges, brokerage firms, banks, mutual fund companies, and other financial institutions. In the gaming industry, the Company's products transmit racing and pari-mutuel betting odds and results, sports scores, statistics, slot machine jackpots and other wagering information. In the transportation industry, the Company's products are used to display arrival and departure information and gate and baggage claim information for airports and other transportation facilities. While the securities and commodities industries continue to represent a significant portion of the Company's customer base, the Company has a strong presence in the gaming industry through its race and sports book displays and also markets its displays to such users as banks, corporations, transportation facilities, the military, racetracks, restaurants, pharmacies, theatres, hotels and convention centers. In the indoor display market, the Company's customers include the American Stock Exchange, Charles Schwab & Co. Incorporated, the CBOT, the CME, Goldman Sachs & Co., Kaiser Permanente, Merrill Lynch Pierce Fenner & Smith, Inc., MGM Grand, Inc., Mirage Resorts, Inc., the New York Mercantile Exchange, Inc., the New York Stock Exchange, Inc. and Sony Theaters Management Corporation.

     Over the past four years the Company has utilized its strong position in the indoor display market combined with several acquisitions to establish a growing presence in the outdoor display market. Trans-Lux outdoor displays are installed in amusement parks, entertainment facilities, professional and college sports stadiums, military installations, bridges and other roadway installations, automobile dealerships, banks and other financial institutions. In the outdoor display market, the Company's customers include Auburn

University, Pontiac Silverdome, Resorts International, Six Flags Over Georgia, 3 Com Park and Twin City Federal Financial Corp.

     The Company has made three acquisitions over the past four years in order to establish and enhance its presence in the outdoor market. In August 1992, after first managing the portfolio for approximately 15 months, the Company acquired a portfolio of outdoor electric and electronic equipment displays from American Electronic Displays, L.P. In August 1993, the Company expanded its presence in the outdoor display market by acquiring a portfolio of outdoor lease, maintenance and other contracts from Indicator Maintenance Corporation. In January 1995, the Company acquired all of the capital stock of ISE, a manufacturer of outdoor electronic displays.

ELECTRONIC INFORMATION DISPLAY MARKET

     Accessing information in a timely and efficient manner has become increasingly important over the past two decades and has been driven by technological improvements in both the telecommunications and computer industries. Today, access to either specific information or general news events is critical in many aspects of business. As demand for various information displays has spread into an increasingly diverse number of applications, an equally diverse number of display products has emerged, leaving the industry highly fragmented with no single company or group of companies having a dominant share of the entire industry.

     The electronic information display market can be broken down into two distinct markets: the indoor market and the outdoor market. Electronic information displays are used by financial institutions, including brokerage firms, banks, saving and loans, insurance companies and mutual fund companies; by retail outlets; by casinos, race tracks and other gaming establishments; by outdoor advertising companies; in airports, train stations and bus terminals, and other transportation facilities; on highways and major thoroughfares; and by movie theatres, and in various other applications. The industry is expected to continue to expand as additional applications are added and current applications are increasingly implemented by businesses attempting to increase information flow to current and potential customers.

     The Indoor Market: The indoor electronic display market is currently dominated by three categories of users: financial, gaming and corporate. The financial market segment, including trading floors, exchanges, brokerage firms and mutual fund companies, has long been a user of electronic information displays due to the need for the real-time dissemination of data. The major stock and commodity exchanges depend on reliable information displays to post stock and commodity prices, trading volumes, interest rates and other financial information. Brokerage firms have increasingly installed electronic ticker displays for both customers and brokers, and in the last few years have installed larger displays to post major headline news events in their brokerage offices to enable their sales force to stay up-to-date on the events affecting general market conditions and specific stocks. The changing regulatory environment in the financial marketplace has also resulted in the influx of banks and other financial institutions into the brokerage business and has resulted in these institutions increasingly using information displays to advertise product offerings to consumers.

     The proliferation of gaming establishments including casinos, Indian gaming establishments, and off-track betting parlors, has resulted in the rapid expansion of electronic information displays in the gaming industry. These establishments generally use large information displays to post odds for race and sporting events and to display timely information such as results, track conditions, jockey weights and scratches. Casinos also use electronic displays throughout their facilities to advertise to and attract gaming patrons. This includes using electronic displays in conjunction with slot machines to attract customer attention to potential payoffs and thus increase customer play.

     The corporate market includes applications found in major corporations, public utilities and government agencies for the display of real-time, critical data in command/control centers, data centers, help desks, inbound/outbound telemarketing centers and for employee communications. Electronic displays have found acceptance in applications for the healthcare industry such as out-patient pharmacies, military hospitals and HMOs which desire to automatically post patient names when prescriptions are ready for pick up. Theatres use electronic displays to post current box office and ticket information, directional information and to promote concession sales. Information displays are consistently used in airports, bus terminals and train stations to post arrival and departure information and gate and baggage claim information, which helps to guide passengers through these facilities.

     The Outdoor Market: The outdoor electronic display market is even more diverse than the indoor market with displays being used by banks and other financial institutions, gas stations, highway departments, sports stadiums and outdoor advertisers attempting to capture the attention of passers-by. In addition to traditional uses of outdoor electronic displays, the Company believes the outdoor market represents a growth opportunity for participants in the indoor electronic information display industry. The entire "out-of-home" advertising category, such as traditional billboards and roadside displays, has expanded to include displays in shopping centers and malls, airports, stadiums, movie theatres and supermarkets. While most existing outdoor advertisers do not currently utilize either LED or light bulb generated messages, the Company believes a growing number of outdoor advertising mediums are beginning to turn to these higher-end technologies in order to enhance visibility, recognition and impression on the viewer, and to expand the capabilities of the display, which therefore represents a potential growth opportunity for participants in the electronics information display industry.

COMPANY STRATEGY

     The Company's strategy is to leverage its leadership position in the U.S. indoor electronic information display market to expand market share in the global indoor and outdoor display markets. Trans-Lux has a proven track record for providing high quality, innovative information display products in the indoor market. Currently, the Company is the leading provider of electronic information displays to the financial services industry and to the race and sports book segment of the gaming industry, and has a significant presence in the corporate and transportation markets. The Company offers its customers the option of either leasing or purchasing its display products and believes this provides a competitive advantage over most of its competitors who primarily offer their products for sale only. In addition, the Company plans to expand the scope of its service force to include the maintenance of other companies' display products and related electronic equipment. The Company believes that by providing high quality, reliable electronic displays configured to suit their customers' needs, combined with offering extensive on-site service and maintenance coverage and the opportunity to purchase or lease display products, it will be able to continue to expand its market share in the indoor and outdoor display markets.

     In the indoor market, the Company's growth strategy centers around increased marketing efforts, expanded sales coverage and continued product developments aimed at capitalizing on the Company's presence in its current market segments and expanding into new market segments. Because of the Company's expertise in and close association with certain market segments, such as the financial services industry, it is able to anticipate requirements for new products, product enhancements and new technologies before its competitors. The Company has increased its engineering staff to accommodate the development of new products and enhancements, and will continue to do so as needed. The Company also plans to continue to penetrate new market segments such as call centers, motion picture theatres, outpatient pharmacies and military hospitals through increased direct marketing and sales efforts. Additionally, the Company expects its new progressive meter and controller systems to provide expanded opportunities within the gaming industry. The Company will continue its strategy of developing partnerships with key data suppliers and software vendors in its various market niches, both to add value to the access of the data and to increase product exposure via third party distribution channels.

     The Company's acquisitions in the outdoor market will be enhanced through focused marketing efforts and expansion of the sales force. The Company will continue to increase its presence in the outdoor market by identifying target segments in which to become a leading supplier. The Company has identified and commenced market development in key outdoor market segments such as sports stadiums and arenas, convention centers, theme parks, shopping malls, automobile dealerships, theatres and highway/transportation applications.

     The Company expects that its recently completed and planned product developments will enhance its outdoor product line and allow it to penetrate new market segments. The capability of displaying live video, offering lower power consumption and other competitive advantages, provides an attractive product offering to targeted market segments and paves the way for entry into the broader advertising market. Development of a 16 shades of gray outdoor display system will enable the Company to capitalize on the growth of its basic message center business across all market segments, which will appeal to customers who want to utilize animation without the added cost of full color.

     Internationally, the Company anticipates growth in the financial exchange markets, penetration of the international gaming markets for its meter and controller product line and entry into advertising/media applications and other outdoor applications. The Company is currently in the process of expanding its distributor network in key foreign markets.

INFORMATION DISPLAY PRODUCTS

     The Company's high performance electronic information displays are used to communicate messages and information in a variety of indoor and outdoor applications. The Company's product line encompasses a wide range of state-of-the-art electronic displays in various shape, size and color configurations. Most of the Company's display products include hardware components and sophisticated software. In both the indoor and outdoor markets, the Company adapts basic product types and technologies for specific use in various niche market applications. The Company also operates a direct service network throughout the U.S. and Canada which performs on-site service and maintenance for its customers, further distinguishing the Company from many of its competitors.

     The Company employs a modular engineering design strategy, allowing basic "building blocks" of electronic modules to be easily combined and configured in order to meet the broad application requirements of the markets the Company serves. This approach ensures maximum product flexibility, reliability, ease of service and minimum spare parts requirements.

     Listed below are the Company's major product technologies and a brief description of their features and primary market applications:

INDOOR MARKET

     LED Jet(@): A two line scrolling LED text display which is widely used in financial exchanges, brokerage firms and retail investment centers to post last-sale information on stock trades directly from various exchange sources.

     LED News Jet(@): A multi-line scrolling LED text display which interfaces directly to real-time news services and information services. The News Jet is used to provide up-to-the-second critical news to the floor traders in financial exchanges, brokerage firms and retail investment centers.

     DataWall(@): A high speed, line- and character-addressable LED text display which is used in applications that require the posting of frequently changing tabular information, such as indices, stocks, bonds, foreign exchange and news in the financial markets; race and sports odds and results in the gaming market; and arrival and departure information in the transportation market.

     PictureWall(@): A full-matrix, tricolor LED display that, via custom software, displays any text and/or graphic images that can be shown on a computer monitor. Typical uses for this product include real-time financial data, graphs and charts for exchanges and brokerage firms, and computer-generated data for corporate command centers.

OUTDOOR MARKET

     Time & Temperature Displays: Alternating or full-view models used primarily by banks to build corporate identity and generate public awareness.

     Message Center Displays: Scrolling message ranging in size from one to three lines used by shopping malls, automobile dealerships and other retail outlets to promote products and services, generate public awareness and inform customers.

     Graphic Displays and Score Boards: Fully populated displays accommodating graphics, animation and video used by stadiums, arenas, convention centers, casinos and other entertainment venues to welcome fans, promote events and advertise products and sponsors. Also used in scoreboards, in conjunction with Message Centers and scoring displays, to show instant replays and animated advertising.

MARKETING AND DISTRIBUTION

     The Company markets its indoor and outdoor electronic information display products primarily through its direct sales force and telemarketers which as of September 30, 1996 consisted of 30 direct sales representatives and 8 telemarketers. The Company divides its domestic sales and marketing efforts into two categories: (i) renewal of existing product leases and product upgrades; and
(ii) the sale or lease of display products to new customers. In the indoor market for leased equipment, the Company attempts to maintain an ongoing relationship with its customers to discuss lease renewals. In the outdoor market, sales personnel contact existing and potential customers to discuss the customer's usage or requirements for display equipment. The Company also uses primarily telemarketing personnel to maintain communication with its installed base of lease equipment customers contacting them prior to the expiration of existing leases in order to discuss lease renewal.

     The Company uses a number of different techniques in order to attract new customers, including direct marketing efforts by its sales force to known or potential users of information displays, advertising in industry publications, and placing exhibits at approximately 20 domestic and international trade shows annually. In the outdoor market, the Company supplements these efforts by using a network of independent distributors who market and sell the products of several manufacturers. The Company intends to use a portion of the proceeds from the Offering to expand its marketing and sales efforts.

     Internationally, the Company uses a combination of internal sales people and independent distributors to market its products in Europe, South America, Asia and Australia. The Company currently has manufacturing operations, service centers and sales offices in New South Wales, Australia and Ontario, Canada. The Company has existing relationships with approximately 30 independent distributors worldwide covering Europe, South America, Asia and Australia. Historically, international sales have represented less than 15% of the Company's revenues but the Company believes that it is positioned to expand its international sales and that such sales will represent an increasing percentage of the Company's revenues in the future.

     Headquartered in Norwalk, Connecticut, the Company has major sales and service offices in New York, Chicago, Las Vegas, Torrance, California, Ontario, Canada, Logan, Utah and New South Wales, Australia, as well as 58 satellite offices in the U.S. and Canada.

SERVICE AND SUPPORT

     The Company emphasizes the quality and reliability of its products and the ability of its field service personnel to provide timely and expert service to the Company's installed base. The Company believes that the quality and timeliness of its on-site service personnel are important components in the Company's success. The Company provides turnkey installation and support for the products it leases or sells in the U.S., Canada and Australia as part of the installation. The Company provides training to end users and provides ongoing support to users who have questions regarding operating procedures, equipment problems or other issues. The Company provides service to customers who lease equipment and offers installation and service to those who purchase equipment. In the markets the Company's distributors cover, the distributors offer support for the products they sell.

     Personnel based in regional and satellite service locations throughout the U.S., Canada and Australia provide high quality and timely on-site service for the installed equipment base. Purchasers or lessees of the Company's larger products, such as financial exchanges, casinos and sports facilities, often retain the Company to provide on-site service through the deployment of a service technician who is on-site daily or for the scheduled sporting event. The Company also maintains a National Technical Services Center in the Atlanta, Georgia area which performs off-site equipment repairs and dispatches service technicians on a nationwide basis. The Company's field service is augmented by various outdoor service companies in the U.S., Canada and overseas. From time to time the Company uses various third party service agents to install, service and/or assist in the service of outdoor displays for reasons that include geographic area and unusual height of displays.

ENGINEERING AND PRODUCT DEVELOPMENT

     The Company's ability to compete and operate successfully depends upon, among other factors, its ability to anticipate and respond to the changing technological and product needs of its customers. As such, the Company continually examines and tests new display technologies and develops enhancements to its existing products in order to meet the current and anticipated future needs of its customers. Product enhancement work continues in both the indoor and outdoor areas.

     Development of new indoor products includes progressive meter and controller systems for use in the gaming industry; smaller character displays to post more information in a comparably sized area; higher speed processors for faster data access and improved update speed; integration of blue LEDs to provide full color text and graphics displays; a new graphics interface to display more data in higher resolutions; and tricolor news displays providing the ability to color-code and identify "hot" stories.

     New outdoor product plans include the development of the Spectra Lens System(TM) which will enable the Company to capitalize on full color, full matrix indoor applications, particularly in the sports market. Complete development of the 16 shades of gray Spectra Lens System should encourage the growth of the Company's message center business in all market segments. This product will be targeted to customers who want an animated display at a lower cost than full color. The Company is also currently developing full color LED displays which will have application particularly in the gaming market where entertainment value is important to marketing properties and in the sports market where enhancing the presentation of live action is of central importance.

     As part of its ongoing development efforts, the Company seeks to package certain products for specific market segments as well as to continually track emerging technologies that can enhance its products. Future technologies under consideration are trending toward full color, live video, and digital input. The Company is currently focused on certain technologies which incorporate these features and which are expected to provide a choice of products for the custom applications the Company's customers demand.

     The Company maintains a staff of 32 people who are responsible for product development and support in indoor and outdoor markets. The engineering and product enhancement and development efforts are supplemented by outside independent engineering consulting organizations where required. Engineering, product enhancement and development amounted to $1,315,000, $1,497,000 and $2,139,000 in 1993, 1994 and 1995, respectively.

MANUFACTURING AND OPERATIONS

     The Company's production facilities are located in Norwalk, Connecticut, Logan, Utah, Ontario, Canada and New South Wales, Australia and consist principally of the manufacturing, assembly and testing of display units, and related components. The Company performs most subassembly and all final assembly of its products. Equipment orders generally have a lead time of 30 to 90 days depending on the size and type of the equipment, and material availability.

     All product lines are design engineered by the Company, and controlled throughout the manufacturing process. The Company has the ability to produce printed circuit board fabrications, very large sheet metal fabrications, plastic molded parts, cable assemblies, and surface mount and through hole designed assemblies. The Company produces more than 100,000 board assemblies annually which are tested with the latest state of the art automated test equipment. The Company's production of many of the subassemblies and all of the final assemblies gives the Company the control needed for on-time delivery to its customers.

     The Company also has the ability to rapidly modify its product lines. The Company's displays are designed with versatility in mind, enabling the Company to customize its displays to meet different application with a minimum of lead time. The Company's automated planning and purchasing department further enables it to secure raw materials in a timely fashion without maintaining excessive inventories. The Company also partners with large distributors via volume purchase agreements, giving it the benefit of a third party stocking its components ready for delivery on demand.

BACKLOG

     The amount of sales order backlog was approximately $0.9 million and $2.9 million at August 31, 1995 and 1996, respectively. The August 31, 1996 backlog will be recognized throughout 1996 and 1997. These amounts do not include leases or renewals of leases currently in effect.

COMPETITION

     The Company believes that it is the largest supplier of large-scale electronic display products to the financial services industry and the race and sports book segment of the gaming industry in the U.S., as well as one of the largest outdoor electronic signage service organizations in the country. The Company's offer of short-term leases to customers and its nationwide sales, service and installation capabilities are major competitive advantages in the display business.

     The Company competes with a number of competitors, both larger and smaller than itself, and with products based on different forms of technology. In addition, there are several companies whose current products utilize similar technology and who possess the resources necessary to develop competitive and more sophisticated products in the future.

     In the indoor market, competitors vary according to market segment. In the financial market, competitors include Daktronics, Inc., IGG Systems Inc. (exchanges only), Sunrise Systems, Inc., Display Solutions, Inc. and Ferranti Packard Electronics Ltd. Additional low-end competitors include Grandwell Industries Inc., Gamma Technologies, Inc. and Adaptive Micro Systems, Inc. In some corporate market applications the Company competes with other technologies (such as video monitors); in others, Adaptive Micro Systems is a competitor. In the race and sports book segment of the gaming market, competitors include Daktronics and Display Solutions. In the progressive meter and controller segment, the dominant vendor is Mikohn Gaming Corporation; other competitors include Casino Data Systems. Daktronics, INFAX, Inc., and AEG Corporation compete in the transportation market.

     In the outdoor market, key competitors with direct sales capabilities are Daktronics, White Way Sign, Fairtron Corporation and Display Solutions. Other competitors include local sign companies that distribute other manufacturers' equipment and have limited resources.

     Internationally, competitors vary according to market and region. Primary competitors include Daktronics, IGG and Giantek Technology Corp. (Taiwan). There are also numerous local and regional competitors.

     The Company's motion picture theatres are subject to varying degrees of competition in the geographic areas in which they operate. In some areas, theatres operated by national circuits compete with the Company's theatres. The Company's theatres also face competition from all other forms of entertainment competing for the public's leisure time and disposable income.

THEATRE OPERATIONS

     The Company currently operates 29 screens in eight locations in the southwestern U.S. This includes a twelve-plex theatre in Loveland, Colorado which was built in late 1995 through a 50% owned joint venture. The Company's theatre revenues are generated from box office admissions, theatre concessions, theatre rentals and other sales. Theatre revenues are generally seasonal and coincide with the release dates of major films during the summer and holiday seasons. In 1995, the Company derived approximately 9% of its revenues from theatre operations.

PROPERTIES

     The Company's headquarters and principal executive offices are located at 110 Richards Avenue, Norwalk, Connecticut. The Company owns the 102,000 square foot facility located at such site, which it also uses for engineering, production and assembly of its indoor displays and outdoor LED display products.

     The Company owns facilities in Ontario, Canada, Torrance, California and Logan, Utah which it uses for administration, sales and service. The Ontario, Canada and Logan, Utah sites are also used as production and assembly facilities. In addition, the Company owns a facility in Norcross, Georgia which it uses as its National Technical Services Center from which it dispatches the Company's service technicians on a nationwide basis. The Company also leases ten premises throughout North America and in Australia for use as sales, service and/or administrative operations. Additionally, the Company owns the buildings and land in Santa Fe, New Mexico, Taos, New Mexico, and Durango, Colorado which house theatre operations.

REGULATION

     In the U.S. and other countries, various laws and regulations restrict the installation of outdoor signs and information displays. These regulations may impose greater restriction on information displays due to alleged concerns over aesthetics or driver safety if a display is located near a road or highway.

     The Company's products are tested to safety standards developed by Underwriters Laboratories and Edison Testing Laboratories in the U.S. as well as similar standards in other countries. The Company designs and produces its products in accordance with these standards. The Company's printed circuit board manufacturing operations must also meet various safety related rules and regulations. The Company believes it is in compliance with all applicable governmental laws and regulations.

INTELLECTUAL PROPERTY

     The Company owns or licenses a number of patents and holds a number of trademarks for its communications equipment and theatrical enterprises and considers such patents, trademarks and licenses important to its business.

LITIGATION

     The Company is not involved in any litigation other than in the ordinary course of business, none of which would materially adversely affect the financial position, results of operations or cash flows of the Company in the event of an adverse judgment.

EMPLOYEES

     The Company has approximately 564 employees as of September 30, 1996, of which 431 employees are related to the Company's electronics display business. Less than 1% of the employees are unionized. The Company believes its employee relations are good.

                                   MANAGEMENT

               NAME                    AGE                          OFFICE
-----------------------------------    ---     ------------------------------------------------
Richard Brandt.....................    68      Chairman of the Board and Director
Victor Liss........................    59      Vice Chairman of the Board, President, Chief
                                               Executive Officer and Director
Michael R. Mulcahy.................    48      Executive Vice President
Frank N. Daniels...................    58      Senior Vice President
Karl P. Hirschauer.................    50      Senior Vice President
Thomas F. Mahoney..................    49      Senior Vice President
Angela D. Toppi....................    40      Senior Vice President, Treasurer, Secretary and
                                               Chief Financial Officer
Steven Baruch......................    57      Director
Jean Firstenberg...................    60      Director
Allan Fromme.......................    81      Director
Robert Greenes.....................    75      Director
Gene Jankowski.....................    62      Director
Howard S. Modlin...................    65      Director

     Richard Brandt has been a director of the Company since 1954, Chairman of the Board since 1973, President from 1962 to 1980 and Chief Executive Officer from 1974 to 1992. He has been an employee of the Company for over 45 years. He is a director of Presidential Realty Corporation, a real estate company, Vice Chairman and a trustee of the College of Santa Fe, Chairman Emeritus and a trustee of the American Film Institute ("AFI") and a trustee of American Theatre Wing. Mr. Brandt is the brother-in-law of Dr. Allan Fromme.

     Victor Liss has been a director of the Company since 1988 and an executive officer since 1968. He has been Chief Executive Officer of the Company since December 1992, and Co-Chief Executive Officer between March 1992 and December 1992, responsible for overall operations of the Company, including corporate direction, long range planning and business development. He has been an employee for over 28 years. He is a director of Blue Cross & Blue Shield of Connecticut, Inc., and a trustee of Norwalk Hospital and Norwalk Community Technical College Foundation, Inc.

     Michael R. Mulcahy was elected Executive Vice President of the Company in charge of sales, marketing and engineering operations in May 1995. He was Senior Vice President between December 1993 and May 1995, and a Vice President between 1989 and December 1993. He has been an employee of the Company for over 29 years.

     Frank N. Daniels was elected Senior Vice President of the Company in charge of field service and human resources in December 1993 and has been an executive officer since 1984. He has been an employee of the Company for over 33 years.

     Karl P. Hirschauer was elected Senior Vice President of the Company in charge of engineering and product development in December 1993 and was a Vice President in charge of engineering between 1984 and December 1993. He has been an employee of the Company for over 16 years.

     Thomas F. Mahoney was elected Senior Vice President of the Company in charge of sales in June 1996. He was a Vice President between 1994 and June 1996 in charge of financial sales and an Assistant Vice President in sales from 1988 to 1994. He has been an employee of the Company for over 28 years.

     Angela D. Toppi was elected Senior Vice President of the Company in charge of finance in September 1995. Ms. Toppi has served as Secretary since July 1992, Chief Financial Officer since March 1992 and Treasurer since 1988. She has been an employee of the Company for over 10 years.

     Steven Baruch has been a director of the Company since 1994. During the past five years he has been Executive Vice President of Presidential Realty Corporation, a real estate company. He has been a producer of various theatrical productions, among them Driving Miss Daisy, Angels in America, Love Letters and the Broadway revivals of Damn Yankees, Smokey Joe's Cafe and A Funny Thing Happened on the Way to the Forum.

     Jean Firstenberg has been a director of the Company since 1989 and is Chairperson of its Audit Committee. She is currently Chief Executive Officer of the AFI, has been a director of AFI since 1980 and is a trustee of Boston University.

     Dr. Allan Fromme has been a director of the Company since 1958. He is a consultant to the Company and Chairman of its Executive Committee. Dr. Fromme is a psychologist and author.

     Robert Greenes has been a director of the Company since 1971 and is Vice Chairman of its Executive Committee. During the past five years he has been President of Petroconsult, Inc., a petroleum consulting company and President of East Coast Energy Council. He previously was President and Chief Executive Officer of Public Fuel Service Inc., a fuel marketing and distribution company.

     Gene Jankowski has been a director of the Company since 1994. He has been Chairman of Jankowski Communications System, Inc., a broadcast consulting company, since 1990. He previously was President and Chairman of the CBS Broadcast Group. He is an Adjunct Professor of Telecommunications for Michigan State University, Chairman Emeritus of the AFI, director of The Advertising Educational Foundation and the Silvermine Art Center and advisor to the World Press Freedom Foundation.

     Howard S. Modlin has been a director of the Company since 1975 and is Chairman of its Compensation Committee. He is an attorney and member of the firm Weisman Celler Spett & Modlin, P.C. which provides legal services to the Company. He is a director of Fedders Corporation and General DataComm Industries, Inc.

            EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT

COMPENSATION OF EXECUTIVE OFFICERS

     The following Summary Compensation Table sets forth all cash and non-cash compensation paid or awarded for the fiscal years ended December 31, 1995, 1994 and 1993 to the Company's four most highly compensated executive officers and the Chairman of the Board whose compensation exceeded $100,000 for the fiscal year ended December 31, 1995.

                           SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION              LONG TERM
                                   --------------------------------------   COMPENSATION
    NAME AND PRINCIPAL                                     OTHER ANNUAL       OPTIONS          ALL OTHER
         POSITION           YEAR   SALARY($)   BONUS($)   COMPENSATION($)     GRANTED      COMPENSATION($)(1)
--------------------------  ----   ---------   --------   ---------------   ------------   ------------------
Richard Brandt............  1995         --     78,618        368,146              --             57,549
Chairman of the Board,      1994         --     73,491        363,380              --            116,535
former Chief and Co-Chief   1993         --     57,694        349,242          12,500             96,615
Executive Officer(2)
Victor Liss...............  1995    228,037    106,230             --           5,000              1,888
Chief Executive Officer,    1994    196,915    133,753             --          10,000              1,888
President and Vice
  Chairman                  1993    168,244     67,694             --          10,000              1,958
Michael R. Mulcahy........  1995    166,593     21,458             --           1,500                 --
Executive Vice President,   1994    130,261     28,124             --           3,500                 --
former Senior Vice
  President                 1993    129,689         --             --             500                 --
and Vice President of
  Sales
Karl P. Hirschauer........  1995     98,654      5,000             --           1,000                 --
Senior Vice President,      1994     91,212      6,719             --           1,000                 --
former Vice President       1993     91,859         --             --             500                 --
of Engineering

---------------
(1) There are no restricted stock awards, stock appreciation rights or deferred long-term incentive payouts. The amounts reflected for Mr. Liss are payments by the Company for split dollar life insurance premiums.

(2) The bonuses and other annual compensation for Mr. Brandt constituted consulting fees and other payments under a prior agreement with the Company which was superseded on August 16, 1996 by a new employment agreement.

RETIREMENT PLAN AND SUPPLEMENTAL RETIREMENT BENEFITS

     There was a cash contribution of $98,816 for the individuals listed in the Summary Compensation Table and all other eligible employees to the Company's retirement plan for 1995. The amounts set forth for All Other Compensation include $96,615, $116,535 and $57,549 paid to Mr. Brandt for tax equalization payments in 1993, 1994 and 1995, respectively, under a former consulting agreement primarily resulting from limitations placed on the Plan by the Internal Revenue Code. Under the supplemental retirement arrangement with Mr. Liss, $15,000, $95,475 and $43,723 was accrued but not paid in 1993, 1994 and 1995, respectively.

     The Company's retirement plan covers all salaried employees over age 21 with at least one year of service who are not covered by a collective bargaining agreement to which the Company is a party. The following table presents estimated retirement benefits payable at normal retirement date, which normally is age 65. The amounts shown include estimated Social Security benefits which would be deducted in calculating benefits payable under such Plan.

             FINAL AVERAGE SALARY                  ESTIMATED ANNUAL RETIREMENT BENEFITS
              FOR HIGHEST FIVE OF                     BASED ON CREDITED SERVICE YEARS
                 THE TEN YEARS               -------------------------------------------------
             PRECEDING RETIREMENT              10        20        30         35         40
    ---------------------------------------  -------   -------   -------   --------   --------
    $100,000...............................  $15,000   $30,000   $45,000   $ 52,500   $ 60,000
     125,000...............................   18,750    37,500    56,250     65,625     75,000
     150,000...............................   22,500    45,000    67,500     78,750     90,000
     200,000(1)............................   30,000    60,000    90,000    105,000    120,000(2)

     As of January 1, 1996, Messrs. Liss, Mulcahy and Hirschauer had 27, 28 and 16 years of credited service, respectively.
---------------
(1) $235,840 is the legislated annual cap on compensation for 1993 and $150,000 is the limit for subsequent years.

(2) Maximum legislated annual benefits payable from qualified pension plan.

CERTAIN TRANSACTIONS

     During the year 1995, $265,000 in fees for legal services rendered were paid by the Company to the law firm of which Mr. Modlin, a director of the Company, is a member.

     A subsidiary of the Company loaned an aggregate of $290,385 during the years 1989 through 1996 (and has agreed to loan an additional $30,000) to Dr. Fromme, Chairman of the Executive Committee, to fully pay the premiums on a $500,000 life insurance policy on his life. The Company has received an assignment of the policy as collateral for their repayment to the extent the proceeds of the policy are in excess of $200,000. The loans plus accrued interest are repayable solely from the proceeds of the policy.

     Messrs. Matthew Brandt and Thomas Brandt (sons and nephews of Messrs. R. Brandt and Dr. Fromme, respectively) are Vice Presidents of the Company, and each is employed by the Company at an annual salary of $87,500.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with Messrs. R. Brandt, Liss, Mulcahy and Hirschauer expiring on December 31, 2002, December 31, 1997, May 31, 1998 and December 31, 1996, respectively. The agreements provide for annual compensation of $356,762 (subject to cost of living adjustments) for Mr. Brandt, $205,000 in 1996 and $215,000 in 1997 for Mr. Liss, $145,000 through May 1997 and $155,000 through May 1998 for Mr. Mulcahy, and $100,000 in 1996 for Mr. Hirschauer. Each agreement contains graduated bonus provisions based on the Company's defined pre-tax consolidated earnings, not to exceed $125,000, $150,000, $30,000 and $20,000 in the case of Messrs. R. Brandt, Liss, Mulcahy and Hirschauer, respectively. Each agreement also contains varying disability, death, and, other than Mr. Hirschauer, insurance benefits. In the case of Messrs. R. Brandt and Liss, each of their agreements provide for profit participations of 1 1/2% of the Company's defined pre-tax consolidated earnings. Mr. Mulcahy's agreement also provides for sales override commissions and severance benefits. Messrs. Brandt and Liss have the right to cancel their agreements if, among other things, in the case of Mr. Liss, the Company fails to renegotiate the terms of his agreement (which negotiations are in process) and elect him to his present positions and, in the case of Mr. Brandt, the Company fails to elect him to his present position in which case he has the right to receive the payments for the balance of the term of his agreement, including certain lump sum payments thereof. The foregoing is a summary of the agreements and reference is made to the agreements, each of which has been filed with the Securities and Exchange Commission for the full terms thereof.

STOCK OPTION PLANS

     The Company has two incentive stock option plans adopted by the stockholders in 1992 and 1995 which provide for the grant of incentive stock options to purchase Common Stock (and/or Class A Stock under the 1995 Plan) at fair market value (or 110% of fair market value if the optionee owns more than 10% of the

Company's outstanding voting securities) on the date of grant. Options outstanding are exercisable during the period one to ten years after the date of grant and 500 and 76,200 shares remain available for issuance under the 1992 and 1995 Plans, respectively. The following two tables set forth certain information with respect to (i) the number of options granted to named executive officers in fiscal 1995 and (ii) the aggregate number and value of options exercisable by the named executive officers at December 31, 1995. Except for Mr. Mulcahy, no other named executive officer exercised any options in fiscal 1995. In 1996, Mr. Liss exercised options to purchase 6,906 shares.

                       OPTION GRANTS IN LAST FISCAL YEAR
                               INDIVIDUAL GRANTS

                                                                                             POTENTIAL
                                             % OF                                         REALIZABLE VALUE
                                             TOTAL                                           AT ASSUMED
                                            OPTIONS                                       ANNUAL RATES OF
                            NUMBER OF       GRANTED                                         STOCK PRICE
                            SECURITIES        TO           EXERCISE                       APPRECIATION FOR
                            UNDERLYING     EMPLOYEES       OR BASE                          OPTION TERM
                             OPTIONS       IN FISCAL        PRICE         EXPIRATION     ------------------
           NAME             GRANTED(#)       YEAR        PER SHARE($)        DATE        5% ($)     10% ($)
--------------------------  ----------     ---------     ------------     ----------     ------     -------
Victor Liss...............     5,000          18.4%          8.125          07/26/05     26,000     65,000
Michael R. Mulcahy........     1,500           5.5%          8.125          07/26/05      8,000     19,000
Karl P. Hirschauer........     1,000           3.7%          8.125          07/26/05      5,000     13,000

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                          NUMBER OF
                                                                         SECURITIES             VALUE OF
                                                                         UNDERLYING           UNEXERCISED
                                                                         UNEXERCISED          IN-THE-MONEY
                                           OPTION EXERCISES              OPTIONS AT            OPTIONS AT
                                    ------------------------------     FISCAL YEAR END     FISCAL YEAR END($)
                                       SHARES                          ---------------     ------------------
                                     ACQUIRED ON         VALUE          EXERCISABLE/          EXERCISABLE/
               NAME                 EXERCISE (#)      REALIZED ($)      UNEXERCISABLE       UNEXERCISABLE(1)
----------------------------------  -------------     ------------     ---------------     ------------------
Richard Brandt....................         --                --             12,500/--             6,250/--
Victor Liss.......................         --                --          28,000/5,000            17,875/--
Michael R. Mulcahy................      2,000             2,063           4,000/1,500                --/--
Karl P. Hirschauer................         --                --           2,000/1,000               844/--

---------------
(1) Market value of underlying securities at fiscal year end, minus the exercise price.

MEETINGS OF THE BOARD OF DIRECTORS AND CERTAIN COMMITTEES

     During 1995, the Board of Directors had five meetings. All directors attended 75% or more of such meetings and of committees of which they were members. Non-employee directors receive an annual fee of $3,500 and $950 for each meeting of the Board attended, while employee directors receive an annual fee of $2,200 and $450 for each meeting attended.

     The members of the Executive Committee of the Board of Directors are Messrs. R. Brandt, Greenes, Liss, Modlin and Dr. Fromme. The Executive Committee is authorized to exercise the powers of the Board of Directors during the intervals between the meetings of the Board and is from time to time delegated certain authorizations by the Board in matters pertaining to the Company. The Executive Committee did not hold any formal meetings in 1995. Members of said Committee receive a fee of $300 for each meeting of the Committee they attend. Dr. Fromme receives an annual fee of $12,000 as Chairman of the Executive Committee and for other consulting services. Mr. Greenes receives an annual fee of $6,000 as Vice Chairman of the Executive Committee and for other consulting services.

     The members of the Compensation Committee of the Board of Directors are Messrs. Modlin, Greenes and Jankowski and Ms. Firstenberg. The Compensation Committee reviews compensation and other benefits.

The Compensation Committee had two meetings in 1995. Members of said Committee receive a fee of $300 for each meeting of the Committee they attend and the Chairman, Mr. Modlin, receives an annual fee of $2,500.

     The members of the Audit Committee of the Board of Directors are Ms. Firstenberg and Messrs. Baruch, Greenes and Modlin. The Audit Committee reviews the audit function and material aspects thereof with the Company's independent auditors. Such Committee had two meetings in 1995. Members of the Audit Committee receive a fee of $300 for each meeting which they attend and the Chairperson, Ms. Firstenberg, receives an annual fee of $2,500.

     On June 20, 1989, the Board of Directors established a Non-Employee Director Stock Option Plan as amended, which covers a maximum of 30,000 shares for grant. Options are for a period of six years from the date of the grant, are granted at fair market value on the date of the grant, may be exercised at any time after one year from the date of the grant while a director and are based on years of service, with a minimum of 500 stock options for each director, an additional 500 based on five or more years of service, another 500 based on ten or more years of service and an additional 1,000 based on twenty or more years of service. Additional options are granted upon the expiration or exercise of any such option which is no earlier than four years after the date of the grant, in an amount equal to such exercised or expired options.

                              DESCRIPTION OF NOTES

     The Notes offered hereby are to be issued under an Indenture, to be dated
as of November   , 1996, between the Company and Continental Stock Transfer &
Trust Company, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever a particular Section, Article or defined term is referred to, such Section, Article or defined term refers to the Indenture and is incorporated herein by reference.

GENERAL

     The Notes will be unsecured subordinated obligations of the Company, will be limited to an aggregate principal amount of $25,000,000 (subject to increase in the event of the exercise of the Underwriters' over-allotment option) and will mature on December 1, 2006. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from the date of initial issuance, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on June 1 and December 1 of each year, commencing June 1, 1997, to the Person in whose name the Notes (or any predecessor Notes) are registered at the close of business on the Regular Record Date for such interest, which shall be May 15 or November 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Interest on the Notes will be paid on the basis of a 360-day year of twelve 30-day months, based on actual days elapsed. (Section 2.04 and 6.01)

     Principal of, and premium, if any, and interest on the Notes will be payable, and the transfer of Notes will be registerable, at the office or agency of the Company maintained for such purposes in the Borough of Manhattan, the City of New York. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears in the Note Register. (Sections 2.03, 6.01 and 6.02)

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiples thereof. (Section 3.2) No service charge will be made for any registration of transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company is not required (i) to issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day fixed for any redemption and ending at the close of business on such Redemption Date or (ii) to register the transfer of or exchange any Notes for redemption in whole or in part, except the unredeemed portion of the Notes being redeemed in part. (Section 2.07)

     All monies paid by the Company to the Trustee or any Paying Agent for the payment of principal of and premium, if any, and interest on any Note which remains unclaimed for two years after such principal, premium or interest becomes due and payable may be repaid to the Company. Thereafter, the Holder of such Note may, as an unsecured general creditor, look only to the Company for payment thereof. (Section 13.04)

     The Indenture does not contain any provisions that would provide protection to Holders of the Notes against a sudden and dramatic decline in the credit quality of the Company resulting from any takeover, recapitalization or similar restructuring, except as described below under "Repurchase at Option of Holders Upon a Repurchase Event."

CONVERSION RIGHTS

     The Notes will be convertible into the Common Stock of the Company at any time after 60 days following the date of initial issuance thereof and up to and including the maturity date (subject to prior redemption by the Company on not less than 30 nor more than 60 days' notice) of the principal amount thereof, initially at the Conversion Price stated on the cover page of this Prospectus (subject to adjustment as described below). The right to convert the Notes called for redemption or delivered for repurchase will terminate at the close of business on the last Trading Day prior to the Redemption Date or the Repurchase

Date, unless the Company defaults in making the payment due upon redemption or repurchase. (Section 5.01) For information as to notices of redemption, see "Optional Redemption."

     The Conversion Price will be subject to adjustment in certain events, including (i) dividends (and other distributions) payable in Common Stock or any class of capital stock of the Company, (ii) the issuance to all holders of Common Stock of rights, warrants or options entitling them to subscribe for or purchase Common Stock at less than the current market price, (iii) subdivisions or combinations of Common Stock, (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company, cash or other assets (including securities, but excluding those dividends, rights, warrants, options and distributions referred to above and excluding dividends and distributions paid exclusively in cash), (v) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (iv) above or cash distribution upon a merger or consolidation to which the second succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (a) all other such all-cash distributions made within the preceding 12 months in respect to which no adjustment has been made and (b) any cash and the fair market value of other consideration paid or payable in respect of any tender offers by the Company for Common Stock concluding within the preceding 12 months in respect of which no adjustment has been made, exceeds 12.5% of the Company's market capitalization (defined as being the product of the current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution, and
(vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries which involves an aggregate consideration that together with (a) any cash and the fair market value of any other consideration paid or payable in any other tender offer by the Company or any of its subsidiaries of Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in
(v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 12.5% of the Company's market capitalization on the expiration of such tender offer. No adjustment in the Conversion Price shall be required unless such adjustment (plus any adjustments not previously made) would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which by reason of this sentence are not required to be made shall be carried forward and then taken into account in any subsequent adjustment. (Section 5.04)

     In addition to the foregoing adjustments, the Company will be permitted to make such reduction in the Conversion Price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend or distribution of stock or stock rights will not be taxable to the holders of the Common Stock. (Section 5.04)

     Subject to the rights of Holders of the Notes described below under the "Repurchase at Option of Holders Upon a Repurchase Event," in case of certain consolidations or mergers to which the Company is a party or the transfer of substantially all of the assets of the Company, each Note then outstanding would, without the consent of any Holders of the Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). (Section 5.10)

     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price. (Section 5.03) Notes surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except the Notes called for redemption on a Redemption Date within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered Holder is to receive. In the case of any Note that has been converted after any Regular Record Date but on or before the next Interest Payment Date, interest whose stated maturity is on such Interest Payment Date will be payable on such Interest Payment Date notwithstanding such conversion, and such interest will be paid to the Holder of such Note on such Regular Record Date. Except as described above, no interest on converted Notes will be payable by the Company on any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends will be made upon conversion. (Section 5.02)

     If at any time the Company makes a distribution of property to its stockholders that would be taxable to such stockholders as a dividend for Federal income tax purposes (e.g., distributions of evidence of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the antidilution provisions of the Indenture, the Conversion Price of the Notes is reduced, such reduction may be deemed to be the payment of a taxable dividend to Holders of the Notes. Holders of the Notes could, therefore, have taxable income as a result of an event pursuant to which they receive no cash or property that could be used to pay the related income tax.

SUBORDINATION

     The payment of the principal of and premium, if any, and interest on the Notes will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or dissolution of assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will be first entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on the Notes. No payment or distribution of any assets of the Company shall be made on account of principal of and premium, if any, or interest on the Notes, in the event and during the continuation of (i) any default in the payment of principal of or premium, if any, or interest on any Senior Indebtedness beyond any applicable grace period with respect thereto or (ii) any other event of default with respect to any Senior Indebtedness permitting the holders of such Senior Indebtedness (or a trustee or other representative on behalf of the holders thereof) to declare such Senior Indebtedness due and payable prior to the date on which it would otherwise have become due and payable, upon written notice thereof to the Company and the Trustee by any holders of Senior Indebtedness (or a trustee or other representative on behalf of the holders thereof) (the "Default Notice"), unless and until such event of default shall have been cured or waived or ceased to exist and such acceleration shall have been rescinded or annulled; provided such payments may not be prevented under clause (ii) above for more than 179 days after an applicable Default Notice has been received by the Trustee unless the Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety, in which case no such payment may be made until such acceleration has been rescinded or annulled or such Senior Indebtedness has been paid in full. No event of default which existed or was continuing on the date of any Default Notice may be made the basis for the giving of a second Default Notice and only one such Default Notice may be given in any 365-day period. (Article Four)

     By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness or of the Notes may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Notes.

     "Senior Indebtedness" means, with respect to the Company, any of the following (without duplication): (i) (a) any liability or obligation of the Company for borrowed money (including, without limitation, the payment of principal of and premium, if any, or interest, fees, penalties, expenses, collection expenses, and other obligations in respect thereof, and, to the extent permitted by applicable law, interest accruing after the filing of a petition initiating any proceeding under the Bankruptcy Code whether or not allowed as a claim in such proceeding), whether or not evidenced by bonds, debentures, notes or other written instruments, and any other liability or obligation evidenced by notes, bonds, debentures or similar instruments (other than the Notes) whether or not contingent and whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, (b) any deferred payment obligation of the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument (excluding any obligation for trade payables or constituting the deferred purchase price of property or assets which is not evidenced by a note or similar instrument and which is unsecured), (c) any obligation of the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under generally accepted accounting principles, (d) all obligations of the Company under interest rate and currency swaps, floors, caps, or similar arrangements intended to fix interest rate obligations or currency fluctuation risks, (e) all obligations of the Company evidenced by a letter of credit or any reimbursement obligation of the Company in respect of a letter of credit, (f) all obligations of others secured by a lien to which any of the properties or assets of the Company are subject (including, without limitation, leasehold interests and any intangible property rights), whether or not the obligations secured thereby have been assumed by the Company or shall otherwise be the Company's legal obligation and (g) all obligations of others of the kinds described in the preceding clauses (a), (b), (c), (d) or (e) assumed by or guaranteed by the Company and the obligations of the Company under guarantees of any such obligations; and (ii) any amendments, renewals, extensions, deferrals, modifications, refinancing and refunding of any of the foregoing. "Senior Indebtedness" shall not include: (i) indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it (a) is junior in right of payment to the Notes or (b) ranks pari passu, in right of payment with the Notes, (ii) any repurchase, redemption or other obligation in respect of Disqualified Capital Stock, (iii) any indebtedness of the Company to any Subsidiary or to any Affiliate of the Company or any of the Subsidiaries, (iv) any indebtedness incurred in connection with the purchase of goods, assets, materials or services in the ordinary course of business or representing amounts recorded as accounts payable, trade payables (which are unsecured) or other current liabilities of the Company (other than for borrowed money) on the books of the Company (other than the current portion of any long-term indebtedness of the Company that but for this clause (iv) would constitute Senior Indebtedness), (v) any indebtedness of or amount owed by the Company to employees for services rendered to the Company, (vi) any liability for Federal, state, local or other taxes owing or owed by the Company and (vii) the Company's 9 1/2% Subordinated Debentures due 2012 and 9.0% Convertible Subordinated Debentures due 2005. (Section 1.01)

     The Notes will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's subsidiaries. Any right of the Company to receive assets of any such subsidiary upon the liquidation or reorganization of any such subsidiary (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     The Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness. At September 30, 1996 , the Company's Senior Indebtedness
aggregated approximately $     million, excluding accrued interest. The Company
expects from time to time to incur additional indebtedness, including Senior Indebtedness. See Note 9 of "Notes to Consolidated Financial Statements" for a more detailed description of the Company's outstanding indebtedness. The Company's 9% Convertible Subordinated Debentures due 2005 and 9 1/2% Subordinated Debentures due 2012 are not Senior Indebtedness.

OPTIONAL REDEMPTION

     The Notes are redeemable at the Company's option, in whole or from time to time in part, upon not less than 30 nor more than 60 days' notice mailed to each Holder of the Notes to be redeemed at such Holder's address appearing in the Note Register, on any date on or after December 1, 1999 and prior to maturity.

     The Redemption Prices (expressed as a percentage of the principal amount) are as follows for the 12-month period beginning December 1 of the years indicated:

                                       YEAR                             PERCENTAGE
                                                                        ----------
            1999......................................................         %
            2000......................................................
            2001......................................................
            2002......................................................
            2003......................................................
            2004......................................................

thereafter and at maturity at 100% of principal, together in the case of any such redemption with accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption
Date).

     No sinking fund is provided for the Notes.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture:

          (i) failure to pay principal of or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the Indenture;

          (ii) failure to pay any interest on any Note when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture;

          (iii) default in the payment of the Repurchase Price in respect of any Note on the Repurchase Date therefor, whether or not such payment is prohibited by the subordination provisions of the Indenture;

          (iv) failure to perform or breach of any other covenant of the Company in the Indenture, which continues for 60 days after written notice as provided in the Indenture; and

          (v) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. (Section 7.01)

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 8.01) Subject to the Trustee being offered reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right by written instruction to the Trustee, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 7.05)

     If an Event of Default shall occur and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 7.02) For information as to waiver of defaults, see "Modification and Waiver" below.

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (i) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request to the Trustee to institute proceedings, (ii) such Holder has offered to the Trustee reasonable indemnity, (iii) the Trustee for 60 days after receipt of such notice has failed to institute any such proceeding and (iv) no direction inconsistent with such request shall have been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Notes. (Section 7.06) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of (a) payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note, (b) the right to require repurchase of such Note or (c) the right to convert such Note in accordance with the Indenture. (Section 7.07)

     The Indenture provides that the Company will deliver to the Trustee, within 95 days after the end of each fiscal year, an officers' certificate, stating as to each signer thereof that he or she is familiar with the affairs of the Company and whether or not to his or her knowledge the Company is in default in the performance and observance of any of the Company's obligations under the Indenture and if the Company shall be in default, specifying all such defaults of which he or she has knowledge and the nature and status thereof. (Section 6.04)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of the Holders of any of the Notes under the Indenture, may consolidate with or merge into any other Person or convey, transfer or lease its assets substantially as an entirety to any Person, provided that (i) the successor is a Person organized under the laws of any domestic jurisdiction; (ii) the successor Person, if other than the Company, assumes the Company's obligations on the Notes and under the Indenture; (iii) after giving effect to the transaction no Event of Default, and no event after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing; and (iv) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with this covenant and that all conditions precedent herein provided for relating to such transaction have been complied with. (Section 12.01)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of 66 2/3% in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without consent of the Holder of each Outstanding Note affected thereby, (i) change the stated maturity of the principal of, or any installment of interest on any Note; (ii) reduce the principal amount of, or the premium or interest on any Note; (iii) change the place of payment where, or currency in which, any Note or any premium or interest thereof is payable; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Note; (v) adversely affect the right to convert the Notes; (vi) adversely affect the right to cause the Company to repurchase the Notes; (vii) modify the subordination provisions in a manner adverse to the Holders of the Notes; (viii) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture; or (ix) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 11.02)

     The Holders of a majority in aggregate principal amount of Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 7.04) The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive any past default or right under the Indenture, except (i) a default in payment of principal, premium or interest,
(ii) the right of a Holder to redeem or convert the Note or (iii) with respect to any covenant or provision of the Indenture that requires the consent of the Holder of each Outstanding Note affected. (Section 7.04)

REPURCHASE AT OPTION OF HOLDERS UPON A REPURCHASE EVENT

     The Indenture provides that if a Repurchase Event occurs after initial issuance of the Notes, each Holder of the Notes shall have the right (which right may not be waived by the Board of Directors or the Trustee) at the Holder's option, to require the Company to repurchase all of such Holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") that is 45 calendar days after the date of the Company Notice (as defined below), for cash at a price equal to 100% of the principal amount of such Notes to be repurchased (the "Repurchase Price"), together with accrued interest to the Repurchase Date. (Section 6.09)

     Within 30 calendar days after the occurrence of a Repurchase Event, the Company is obligated to mail all Holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Repurchase Event and of the repurchase right arising thereof. The Company must deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, the Holder of such Note must deliver on or before the fifth day preceding the Repurchase Date irrevocable written notice to the Trustee of the Holder's exercise of such right (except that the right of the Holders to convert such Notes shall continue until the close of business on the last Trading Day preceding the Repurchase Date), together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company. (Section 6.09)

     A Repurchase Event will be deemed to have occurred at such time after initial issuance of the Notes if:

          (i) any Person (including any syndicate or group deemed to be a "Person" under Section 13(d)(3)of the Exchange Act), other than the Company, any subsidiary of the Company, any existing Person (including directly or indirectly, the immediate family of any such Person) who currently beneficially owns shares of capital stock with 50% or more of the voting power as described below, or any current or future employee or director benefit plan of the Company or any subsidiary of the Company or any entity holding capital stock of the Company for or pursuant to the terms of such plan, or an underwriter engaged in a firm commitment underwriting in connection with a public offering of capital stock of the Company, is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in the election of directors;

          (ii) the Company sells or transfers all or substantially all of the assets of the Company to another Person;

          (iii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company (other than a merger (a) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock, (b) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of Common Stock, or (c) a transaction in which the stockholders of the Company immediately prior to such transaction owned, directly or indirectly, immediately following such transaction, at least a majority of the combined voting power of the outstanding voting stock of the Company resulting from the transaction, such stock to be owned by such stockholders in substantially the same proportion as their ownership of the voting stock of the Company immediately prior to such transaction);

          (iv) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the 24-month period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or

          (v) the Common Stock of the Company is the subject of a "Rule 13e-3 transaction" as defined under the Exchange Act.

provided, however, that a Repurchase Event shall not be deemed to have occurred if the closing price per share of the Common Stock for any five Trading Days within the period of ten consecutive Trading Days ending immediately before a Repurchase Event shall equal or exceed 110% of the Conversion Price of such Notes in effect on each such Trading Day. A "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture. (Sections
1.01 and 6.09)

     The right to require the Company to repurchase the Notes as a result of the occurrence of a Repurchase Event could create an event of default under Senior Indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. See "Subordination" above. Failure of the Company to repurchase the Notes when required would result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions. The Company's ability to pay cash to the Holders of Notes upon a repurchase may be limited by certain financial covenants contained in the Company's credit agreement.

     Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of any issuer tender offer and may apply in the event that the repurchase option becomes available to the Holders of the Notes. The Company will comply with this rule to the extent applicable at that time. (Section 6.09)

     The repurchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of incumbent management. The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

     Except as described above with respect to a Repurchase Event, the Indenture does not contain provisions permitting the Holders of the Notes to require the Company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. Subject to the limitation on mergers and consolidations described above, the Company, its management or its subsidiaries could, in the future, enter into certain transactions, including refinancing, certain recapitalizations, acquisitions, the sale of all or substantially all of its assets, the liquidation of the Company or similar transactions, that would not constitute a Repurchase Event under the Indenture, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time or substantially reduce or eliminate the Company's assets. There are no restrictions in the Indenture on the creation of Senior Indebtedness (or any other indebtedness) and, under certain circumstances, the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Notes.

     If a Repurchase Event were to occur, there is no assurance that the Company would have sufficient funds to repurchase all Notes tendered by the Holders thereof or to make any principal, premium, if any, or interest payments otherwise required by the Notes. At September 30, 1996, the Company had
outstanding approximately $     million principal amount of indebtedness under
its existing credit agreement which could be accelerated upon the occurrence of certain change of control events.

     As noted above, one of the events that constitutes a Repurchase Event under the Indenture is a sale or other transfer of all or substantially all of the assets of the Company. The Indenture will be governed by New York law, and the definition under New York law of "substantially all" of the assets of a corporation varies according to the facts and circumstances of the transaction. Accordingly, if the Company were to engage in a transaction in which it disposed of less than all of its assets, a question of interpretation could arise as to whether such disposition was of "substantially all" of its assets and whether the transaction was a Repurchase Event.

SATISFACTION AND DISCHARGE

     The Company may subject to certain conditions, discharge its obligations under the Indenture while the Notes remain outstanding if (i) all outstanding Notes will become due and payable at their scheduled maturity within one year or
(ii) all outstanding Notes are scheduled for redemption within one year, and, in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption. (Section 13.01)

REPORTS

     In addition to complying with any applicable legal requirements, the Company will deliver to the Holders of record, and to any beneficial owners so requesting, annual reports containing audited consolidated financial statements with a report thereon by the Company's independent public accountants. (Section 8.06)

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

     Continental Stock Transfer & Trust Company is the Trustee under the Indenture. A successor Trustee may be appointed in accordance with the terms of the Indenture.

     The Trustee's duties are set forth in the Trust Indenture Act, as amended (the "Trust Indenture Act"), and in the Indenture. The Trust Indenture Act imposes certain limitations on the right of the Trustee, in the event it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, it if acquires any conflicting interest within the meaning of
Section 310 of the Trust Indenture Act, it must generally either eliminate such conflict or resign.

     Prior to an Event of Default, the Trustee is responsible to perform only such duties as are specifically set out in the Indenture. In case an Event of Default shall occur (and shall not be cured), the Trust Indenture Act required that the Trustee use the degree of care of a prudent person in the conduct of its own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity. (Section 8.01)

     The holders of a majority in principal amount of all outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the Trustee, provided that such direction does not conflict with any rule of law or with the Indenture, is not prejudicial to the rights of another Holder or the Trustee, and does not involve the Trustee in personal liability. (Sections 7.05 and 8.01)

     The Trustee is also the trustee for the Company's 9% Convertible Subordinated Debentures due 2005 and 9 1/2% Subordinated Debentures due 2012.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The shares of Common Stock are entitled to one vote per share on all matters submitted to stockholders. The holders of Common Stock are entitled to vote separately as a class (as are the shares of Class B Stock) on all matters requiring an amendment to the Company's Certificate of Incorporation, as well as on mergers, consolidations and certain other significant transactions for which stockholder approval is required under Delaware law. Holders of the Common Stock do not have preemptive rights or cumulative voting rights.

     Dividends on the Common Stock will be paid if, and when declared. The Common Stock is entitled to cash dividends which are 11.1% higher per share than the cash dividends which may be paid on the Class B Stock. Except as otherwise set forth herein the Common Stock and the Class B Stock rank equally. Stock dividends on and stock splits of Common Stock will only be payable or made in shares of Common Stock.

     In the event of liquidation the Common Stock is entitled to receive the entire net assets of the Company remaining after payment of all debts and other claims of creditors and after the holders of each series of Preferred Stock, if any, have been paid the preferred liquidating distribution on their shares, if any, as fixed by the Board of Directors of the Company. The Common Stock is not convertible into shares of any other equity security of the Company.

     The Common Stock is freely transferable. As of September 30, 1996, there were 847 holders of record of Common Stock.

CLASS B STOCK

     The shares of Class B Stock are entitled to ten votes per share on all matters submitted to stockholders. They are entitled to vote separately as a class (as are the shares of Common Stock) on all matters requiring an amendment to the Company's Certificate of Incorporation, as well as on mergers, consolidations and certain other significant transactions for which stockholder approval is required under Delaware law. Holders of the Class B Stock do not have preemptive rights or cumulative voting rights.

     Dividends on the Class B Stock will be paid only as and when dividends on the Common Stock are declared and paid. The Class B Stock is entitled to cash dividends which are 10% lower per share than the cash dividends which may be paid on the Common Stock. Except as otherwise set forth herein the Common Stock and the Class B Stock rank equally. Stock dividends on and stock splits of Class B Stock will only be payable or made in shares of Class B Stock.

     In the event of liquidation or insolvency, each share of Class B Stock will be entitled, through conversion into Common Stock, to share ratably with the Common Stock in the assets remaining after payment of all debts and other claims of creditors, subject to the rights of any Preferred Stock which may be issued in the future.

     Holders of Class B Stock may elect at any time to convert any or all of such shares back into shares of Common Stock on a share-for-share basis. In the event that the number of outstanding shares of Class B Stock falls below 5% of the aggregate number of issued and outstanding shares of Common Stock and Class B Stock, or the Board of Directors and a majority of the outstanding shares of Class B Stock approve the conversion of all of the Class B Stock into Common Stock, then immediately upon the occurrence of either event, the shares of the Class B Stock will automatically be converted into shares of Common Stock. In the event of such conversion, certificates formerly representing outstanding shares of Class B Stock will thereafter be deemed to represent a like number of shares of Common Stock.

     The Class B Stock is not transferable except to certain family members and related entities. As of September 30, 1996 there were 68 holders of Class B Stock.

CLASS A STOCK

     Each share of Class A Stock has no voting rights except as otherwise required by law. Under the Delaware General Corporation Law, holders of Class A Stock are entitled to vote on proposals to increase or decrease the number of authorized shares of Class A Stock, change the par value of the Class A Stock or to alter or change the powers, preferences or special rights of the shares of Class A Stock which may affect them adversely.

     Each outstanding share of Class A Stock is entitled to receive such dividends and other distributions in cash, stock or property as may be declared by the Board of Directors of the Company, provided that, if at any time a cash dividend is paid on the Common Stock, a cash dividend will also be paid on the Class A Stock in an amount 10% higher than the amount per share paid on the Common Stock and 22.2% higher than that paid on the Class B Stock. In no event shall dividends and other distributions be paid on any of the Common Stock, Class A Stock or Class B Stock unless the other such classes of stock also receive dividends subject to the above provisions for the requirement of the respective higher cash dividends for Class A Stock and Common Stock. Dividends or other distributions payable in shares of stock shall be made to holders of Class A Stock in shares of Class A Stock. The Board can authorize a distribution of Class A Stock proportionately to holders of Common Stock, Class A Stock and Class B Stock. In no event will either Common Stock, Class A Stock or Class B Stock be split, divided or combined unless the others are also proportionately split, divided or combined.

     The Class A Stock will convert into Common Stock only at such time as all of the Class B Stock is converted to Common Stock in accordance with the terms of the Certificate of Incorporation. The Certificate of Incorporation provides that if the number of shares of Class B Stock falls below 5% of the aggregate number of outstanding shares of Common Stock and Class B Stock, or if the Board of Directors and a majority of the outstanding shares of Class B Stock approve, the outstanding shares of Class B Stock will be converted into Common Stock.

     Consistent with the terms of the Common Stock and Class B Stock, the Class A Stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of any class of stock of the Company or any other securities convertible into shares of any class of stock of the Company.

     The Class A Stock is entitled to receive the same consideration per share as the Common Stock and Class B Stock in the event of any liquidation, dissolution or winding-up of the Company.

     Each holder of Class A Stock is entitled to receive the same per share consideration as the per share consideration, if any, received by any holder of the Common Stock and Class B Stock in a merger or consolidation of the Company.

SPECIAL VOTING REQUIREMENTS

     The Company's Certificate of Incorporation, as presently in effect, contains a required four-fifths vote on mergers, consolidations or a sale of substantially all of the Company's assets with an "Interested Person", i.e. a holder of 10% or more of its common stock. It also contains a "fair price" provision requiring all stockholders to receive equal treatment in the event of a takeover which may be coercive. Such provision may not be amended except by a four-fifths vote of the stockholders and may be considered to have the effect of discouraging tender offers, takeover attempts, acquisitions or business combinations involving the Company. Such provision also requires that business combinations involving the Company and certain "Acquiring Persons" (i.e., a person or entity which directly or indirectly owns or controls at least 5% of the voting stock of the Company) be approved by the holders of four-fifths of the Company's outstanding shares entitled to vote (excluding shares held by the Acquiring Person) unless such business combination either (1) has been authorized by the Board of Directors prior to the time that the Acquiring Person involved in such business combination became an Acquiring Person, or (2) will result in the receipt by the other stockholders of a specified minimum amount and form of payment for their shares.

PREFERRED STOCK

     Preferred stock may be issued in one or more series from time to time by action of the Board of Directors. The shares of any series of Preferred Stock may be convertible into Common Stock, may have priority over the Common Stock, Class B Stock and Class A Stock in the payment of dividends and as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Company and may have preferential or other voting rights, in each case, to the extent, if any, determined by the Board of Directors of the Company at the time it creates the series of Preferred Stock. There currently are no shares of Preferred Stock outstanding.

DELAWARE ANTI-TAKEOVER LAW

     Under Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law"), certain "business combinations" between a Delaware corporation whose stock is listed on a national securities exchange or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan), or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The three year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock. The Delaware anti-takeover law could have the effect of delaying, deferring or preventing a change in control of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. The provision does not apply to claims against a director for violations of certain laws, including federal securities law. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors' liability, then the liability of directors of the Company shall automatically be limited to the fullest extent provided by law. The Company's By-laws also contain provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Company has entered into indemnification agreements with its current directors and executive officers. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. The Company believes that these contractual agreements and the provisions in its Certificate of Incorporation and By-laws are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of the Common Stock of the Company is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                                  UNDERWRITING

     The Underwriters named below, for whom Southcoast Capital is acting as representative, have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company $25,000,000 principal amount of the Notes. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of the Notes if they purchase any of the Notes.

                                                                           PRINCIPAL AMOUNT
                                 UNDERWRITER                                   OF NOTES
    ---------------------------------------------------------------------  ----------------
    Southcoast Capital Corporation.......................................    $

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more
than   % of the principal amount of the Notes, and the Underwriters may allow,
and such dealers may reallow, a discount of not more than   % of the principal
amount of the Notes to other dealers. The public offering price and the concession and discount to dealers may be changed by the Underwriters after the initial public offering of the Notes. The Notes are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted the Underwriters an option for 30 days to purchase up to an additional $3,750,000 principal amount of the Notes solely to cover over-allotments, if any, at the same price per Note as the initial principal amount of the Notes to be purchased by the Underwriters.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities for which there is currently no public market. Application will be made to have the Notes approved for inclusion on the AMEX. However, no assurance can be given as to the liquidity of or trading market for the Notes.

     Directors and executive officers of the Company, who in the aggregate own approximately 288,590 shares (including options to purchase shares) of Common Stock (including Class B Stock if converted into equal amounts of Common Stock), have agreed not to offer for sale, sell, distribute or otherwise dispose of any shares of Common Stock, or any securities convertible into or warrants to purchase shares of Common Stock, now owed or hereafter acquired for a period of 90 days after the date of this Prospectus without prior written consent of Southcoast Capital.

                                 LEGAL MATTERS

     The legality of the Notes and the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Weisman Celler Spett & Modlin, P.C., New York, New York. Certain legal matters in connection with the offering contemplated hereby will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York. As of June 30, 1996, members of the firm of Weisman Celler Spett & Modlin, P.C. beneficially owned 2,812 shares of the Class B Stock of the Company. Howard S. Modlin, a member of such firm, is a director of the Company.

                                    EXPERTS

     The financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 of the Company included and incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 the ("Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates by writing the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company at http://www.sec.gov. The Common Stock is listed on the AMEX and reports, proxy statements and other information concerning the Company can be inspected at such Exchange's office located at 86 Trinity Place, New York, New York 10006.

     This Prospectus forms a part of a registration statement on Form S-2 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to the Notes offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices referred to above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-2257), are hereby incorporated by reference in and made a part of this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (filed April 1, 1996).

          (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, (filed May 14, 1996 and August 14, 1996, respectively).

     Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon the written or oral request of any such person, a copy of any of or all the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to Angela Toppi, Chief Financial Officer, Trans-Lux Corporation, 110 Richards Avenue, Norwalk, Connecticut 06856-5090, telephone number (203) 853-4321.

                             TRANS-LUX CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................   F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995..........................   F-3
Consolidated Statements of Income for the years ended December 31, 1993, 1994 and
  1995................................................................................   F-4
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
  1995................................................................................   F-5
Notes to Consolidated Financial Statements............................................   F-6
Consolidated Balance Sheets as of December 31, 1995 and June 30, 1996 (Unaudited).....  F-20
Consolidated Statements of Income for the six months ended June 30, 1995 and 1996
  (Unaudited).........................................................................  F-21
Consolidated Statements of Cash Flows for the six months ended June 30, 1995 and 1996
  (Unaudited).........................................................................  F-22
Notes to Consolidated Financial Statements (Unaudited)................................  F-23

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Trans-Lux Corporation:

     We have audited the accompanying consolidated balance sheets of Trans-Lux Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Stamford, Connecticut
February 28, 1996

                     TRANS-LUX CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                     DECEMBER 31,
                                                                              ---------------------------
                                                                                 1994            1995
                                                                              -----------     -----------
ASSETS
  Current assets:
    Cash and cash equivalents...............................................  $ 2,335,000     $   665,000
    Available-for-sale securities...........................................    1,603,000         576,000
    Receivables.............................................................    1,403,000       2,403,000
    Inventories.............................................................      517,000       1,900,000
    Prepaids and other current assets.......................................      104,000         466,000
    Current deferred taxes..................................................      192,000              --
                                                                              -----------     -----------
         Total current assets...............................................    6,154,000       6,010,000
                                                                              -----------     -----------
  Rental equipment..........................................................   43,807,000      47,043,000
    Less accumulated depreciation...........................................   14,154,000      16,265,000
                                                                              -----------     -----------
                                                                               29,653,000      30,778,000
                                                                              -----------     -----------
  Property, plant and equipment.............................................   18,313,000      20,913,000
    Less accumulated depreciation and amortization..........................    5,070,000       5,921,000
                                                                              -----------     -----------
                                                                               13,243,000      14,992,000
  Prepaids, intangibles and other...........................................    2,295,000       4,081,000
  Maintenance contracts, net................................................    1,962,000       1,599,000
                                                                              -----------     -----------
                                                                              $53,307,000     $57,460,000
                                                                              ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable and accruals...........................................  $ 5,379,000     $ 4,804,000
    Income taxes payable....................................................      198,000         136,000
    Short-term borrowings...................................................           --         500,000
    Current portion of long-term debt.......................................    2,660,000       1,804,000
                                                                              -----------     -----------
         Total current liabilities..........................................    8,237,000       7,244,000
                                                                              -----------     -----------
  Long-term debt:
    9% convertible subordinated debentures due 2005.........................    4,874,000       4,874,000
    9 1/2% subordinated debentures due 2012.................................    1,057,000       1,057,000
    Notes payable...........................................................   13,762,000      16,564,000
                                                                              -----------     -----------
                                                                               19,693,000      22,495,000
  Deferred revenue and deposits.............................................    1,550,000       2,621,000
  Deferred income taxes.....................................................    3,282,000       3,600,000
  Minority interest.........................................................       21,000           1,000
                                                                              -----------     -----------
  Stockholders' equity:
    Capital stock
    Preferred -- $1 par value -- 500,000 shares authorized..................
    Common -- $1 par value -- 4,000,000 shares authorized
      2,435,046 shares issued in 1994 and 2,436,268 in 1995.................    2,435,000       2,436,000
    Class B -- $1 par value -- 2,000,000 shares authorized
      305,359 shares issued in 1994 and 304,137 in 1995.....................      305,000         304,000
    Additional paid-in capital..............................................   13,809,000      13,806,000
    Retained earnings.......................................................   15,993,000      16,888,000
    Other...................................................................     (107,000)        (71,000)
                                                                              -----------     -----------
                                                                               32,435,000      33,363,000
  Less treasury stock -- at cost -- 1,492,581 shares in 1994 and 1,488,837 in 1995 (excludes additional 305,359 shares held in 1994 and 304,137 in
    1995 for conversion of Class B stock)...................................   11,911,000      11,864,000
                                                                              -----------     -----------
         Total stockholders' equity.........................................   20,524,000      21,499,000
                                                                              -----------     -----------
                                                                              $53,307,000     $57,460,000
                                                                              ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                     TRANS-LUX CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                               YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                         1993            1994            1995
                                                      -----------     -----------     -----------
GROSS REVENUES:
  Equipment rentals and maintenance.................  $20,824,000     $21,652,000     $21,205,000
  Equipment sales...................................   11,806,000       8,498,000      12,364,000
  Theatre receipts and other........................    3,169,000       3,592,000       4,222,000
                                                      -----------     -----------     -----------
                                                       35,799,000      33,742,000      37,791,000
                                                      -----------     -----------     -----------
OPERATING EXPENSES:
  Cost of equipment rentals and maintenance.........   11,249,000      11,929,000      11,358,000
  Cost of equipment sales...........................    7,648,000       4,620,000       7,863,000
  Cost of theatre receipts and other................    2,657,000       2,864,000       3,185,000
                                                      -----------     -----------     -----------
                                                       21,554,000      19,413,000      22,406,000
                                                      -----------     -----------     -----------
GROSS PROFIT FROM OPERATIONS........................   14,245,000      14,329,000      15,385,000
General and administrative expenses.................   10,202,000      11,023,000      11,494,000
                                                      -----------     -----------     -----------
                                                        4,043,000       3,306,000       3,891,000
Interest income.....................................      223,000         204,000         147,000
Interest expense....................................   (2,603,000)     (1,446,000)     (2,291,000)
Other income........................................           --              --          92,000
                                                      -----------     -----------     -----------
INCOME BEFORE INCOME TAXES..........................    1,663,000       2,064,000       1,839,000
                                                      -----------     -----------     -----------
Provision for income taxes:
  Current...........................................      231,000         407,000         576,000
  Deferred..........................................      943,000         343,000         197,000
                                                      -----------     -----------     -----------
                                                        1,174,000         750,000         773,000
                                                      -----------     -----------     -----------
NET INCOME..........................................  $   489,000     $ 1,314,000     $ 1,066,000
                                                      ===========     ===========     ===========
Earnings per share:
  Primary...........................................  $      0.39     $      1.04     $      0.85
  Fully diluted.....................................            *     $      0.94     $      0.81
Average common and common equivalent shares
  outstanding:
  Primary...........................................    1,249,000       1,260,000       1,259,000
  Fully diluted.....................................           --       1,943,000       1,643,000

---------------
* not dilutive

  The accompanying notes are an integral part of these consolidated financial statements.

                     TRANS-LUX CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                         1993            1994            1995
                                                      -----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................  $   489,000     $ 1,314,000     $ 1,066,000
Adjustment to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization.....................    6,342,000       6,513,000       6,901,000
  Deferred income taxes.............................    1,022,000        (188,000)        475,000
  Current deferred taxes............................      (31,000)        230,000         192,000
  Minority interest.................................           --          20,000         (20,000)
  Changes in operating assets and liabilities:
     Receivables....................................      454,000       1,062,000        (595,000)
     Inventories....................................       73,000          (3,000)       (361,000)
     Prepaids and other current assets..............      226,000          42,000        (309,000)
     Prepaids, intangibles and other................     (256,000)        (85,000)        (78,000)
     Accounts payable and accruals..................    1,409,000         370,000      (1,675,000)
     Income taxes payable...........................       96,000         (48,000)        (62,000)
     Deferred revenue and deposits..................   (2,315,000)      1,002,000       1,071,000
                                                      -----------     -----------     -----------
       Net cash provided by operating activities....    7,509,000      10,229,000       6,605,000
                                                      -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of rental equipment.......................   (2,972,000)     (5,276,000)     (5,932,000)
Purchases of property, plant and equipment..........     (915,000)     (3,187,000)     (1,749,000)
Payments for acquisitions...........................   (3,274,000)             --      (3,178,000)
Proceeds from acquisition note receivable...........           --              --         658,000
Sale of assets......................................           --          52,000         221,000
Investment in joint venture.........................           --         (12,000)       (480,000)
Purchases of securities.............................   (1,110,000)     (3,470,000)       (494,000)
Proceeds from sales of securities...................    1,088,000       3,978,000       1,582,000
                                                      -----------     -----------     -----------
       Net cash (used in) investing activities......   (7,183,000)     (7,915,000)     (9,372,000)
                                                      -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt........................    2,400,000       4,308,000       4,379,000
Repayment of long-term debt.........................   (2,604,000)     (2,163,000)     (3,655,000)
Proceeds from short-term borrowings.................           --              --         500,000
Redemption of Company's 9% convertible subordinated
  debentures........................................           --      (3,080,000)             --
Proceeds from exercise of stock options and stock
  award.............................................           --              --          45,000
Purchase of treasury stock..........................      (21,000)         (1,000)         (1,000)
Cash dividends......................................     (153,000)       (171,000)       (171,000)
                                                      -----------     -----------     -----------
       Net cash provided by (used in) financing
          activities................................     (378,000)     (1,107,000)      1,097,000
                                                      -----------     -----------     -----------
Net increase (decrease) in cash and cash
  equivalents.......................................      (52,000)      1,207,000      (1,670,000)
Cash and cash equivalents at beginning of year......    1,180,000       1,128,000       2,335,000
                                                      -----------     -----------     -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR............  $ 1,128,000     $ 2,335,000     $   665,000
                                                      ===========     ===========     ===========
Interest paid.......................................  $ 1,767,000     $ 2,135,000     $ 1,851,000
Interest received...................................      228,000         214,000         176,000
Income taxes paid...................................      140,000         756,000         661,000

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation: The consolidated financial statements include the accounts of Trans-Lux Corporation and its majority-owned subsidiaries (the "Company"). Investment in a 50% owned joint venture, MetroLux Theatres, is reflected under the equity method.

     Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Available-for-sale securities: Available-for-sale securities consists of U.S. Treasury Notes and common and preferred stock holdings and are stated at fair value.

     Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market value.

     Rental equipment and property, plant and equipment: These assets are stated at cost and are being depreciated over their respective useful lives using straight line or 150% declining balance methods. Leaseholds and improvements are amortized over the lesser of the useful life or term of the lease. The estimated useful lives are as follows:

    Rental equipment......................................................    5 to 15 years
    Buildings and improvements............................................   10 to 45 years
    Machinery, fixtures and theatre equipment.............................    4 to 15 years
    Leaseholds and improvements...........................................    2 to 12 years

     When rental equipment and property, plant and equipment are fully depreciated, retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the accounts.

     Maintenance contracts: These assets are stated at cost and are being amortized over their economic lives of eight to 15 years using an accelerated method.

     Rental income from leasing of equipment and revenue from maintenance contracts are recognized as they accrue during the term of the respective agreement. The Company recognizes revenues on certain significant contracts using the percentage of completion method. Income is recognized based on the percentage of incurred costs to the estimated total costs.

     Taxes on income: Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this Standard, deferred tax assets and liabilities are determined based on the difference between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Earnings per share: Primary earnings per share of Common and Class B shares are based on the weighted average number of Common and Class B shares and common stock equivalents outstanding computed by the "treasury stock" method. Fully diluted earnings per share assumes conversion of dilutive convertible debentures and the assumed exercise of all common stock equivalents.

     Long-lived assets: The Company will adopt the provisions of Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" in the first quarter of 1996. The anticipated effect of adopting this new standard is not expected to have a material effect on the Company's consolidated financial position or results of operations.

     Stock-based compensation: The Company will adopt the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123) in the first quarter of 1996. The Company, as provided for in FAS 123, will continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for employees stock compensation measurement, and will disclose the required pro forma effect on net income and earnings per share based on the fair value of the equity instruments awarded.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain reclassifications have been made to prior years' amounts to conform to the current year's format.

2. AVAILABLE-FOR-SALE SECURITIES

     Available-for-sale securities are carried at estimated fair values and the unrealized holding losses are excluded from earnings and are reported net of income taxes in a separate component of stockholders' equity until realized. Adjustments of $107,000 and $71,000 were made to equity to reflect the net unrealized losses on available-for-sale securities as of December 31, 1994 and 1995, respectively.

     Available-for-sale securities consist of the following as of December 31, 1994 and 1995.

                                                     1994                        1995
                                            -----------------------     -----------------------
                                               FAIR        UNREALIZED     FAIR       UNREALIZED
                                              VALUE          LOSS        VALUE          LOSS
                                            ----------     --------     --------     ----------
    Equity securities.....................  $  610,000     $104,000     $576,000      $ 71,000
    U.S. Treasury securities..............     993,000        3,000           --            --
                                              --------      -------     ----------    --------
                                            $1,603,000     $107,000     $576,000      $ 71,000
                                              ========      =======     ==========    ========

3. INVENTORIES

     Inventories consist of the following:

                                                                     1994          1995
                                                                   --------     ----------
    Raw materials and spare parts................................  $498,000     $1,191,000
    Work-in-process..............................................        --        181,000
    Finished goods...............................................    19,000        528,000
                                                                   ----------     --------
                                                                   $517,000     $1,900,000
                                                                   ==========     ========

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                   1994            1995
                                                                -----------     -----------
    Land, buildings and improvements..........................  $13,521,000     $14,767,000
    Machinery, fixtures and equipment.........................    3,785,000       5,129,000
    Leaseholds and improvements...............................    1,007,000       1,017,000
                                                                -----------     -----------
                                                                $18,313,000     $20,913,000
                                                                ===========     ===========

     Land, buildings and equipment having a net book value of $8,049,000 and $12,292,000 at December 31, 1994 and 1995, respectively, were pledged as collateral under borrowing agreements.

5. PREPAIDS, INTANGIBLES AND OTHER

     Prepaids, intangibles and other consists of the following:

                                                                     1994           1995
                                                                  ----------     ----------
    Prepaids and other..........................................  $1,145,000     $1,005,000
    Deferred debenture expense..................................     168,000        206,000
    Deferred financing costs....................................     287,000        480,000
    Acquisition costs...........................................     100,000         96,000
    Deposits and advances.......................................      89,000         68,000
    Long-term note receivable...................................     218,000             --
    Patents.....................................................          --        323,000
    Goodwill and noncompete agreement...........................          --      1,105,000
    Investment in joint ventures................................      38,000        506,000
    Long-term portion of officers' and employees' loans.........     250,000        292,000
                                                                  ----------     ----------
                                                                  $2,295,000     $4,081,000
                                                                  ==========     ==========

     Deferred debenture expense represents costs attributable to the 9% convertible subordinated debenture issue and the 9 1/2% subordinated debenture issue being amortized over the respective lives of the issues on a straight line basis, and are net of accumulated amortization of $652,000 and $670,000, at December 31, 1994 and 1995, respectively. Deferred financing costs represent costs attributable to financing agreements being amortized over the lives of the agreements on a straight line basis, and are net of accumulated amortization of $182,000 and $349,000 at December 31, 1994 and 1995, respectively. Acquisition costs represent the purchase price attributable to intangibles being amortized over 30 years on a straight line basis, and are net of accumulated amortization of $49,000 and $53,000 at December 31, 1994 and 1995, respectively. Patents represent costs attributable to engineering and design costs of outdoor products being amortized over 14 years on a straight line basis, and is net of accumulated amortization of $64,000 at December 31, 1995. Goodwill and noncompete agreement costs are attributable to the purchase costs associated with the acquisition of ISE in January 1995. (See Note 7 -- Acquisitions.) Goodwill is being amortized over 20 years on a straight line basis, and is net of accumulated amortization of $35,000 at December 31, 1995. The noncompete agreement is being amortized over five years on a straight line basis, the term of the agreement, and is net of accumulated amortization of $96,000 at December 31, 1995. Impairment of intangibles and their associated useful lives are evaluated quarterly based on recoverability of unamortized balances from expected future cash flows on an undiscounted basis. The investment in joint ventures is primarily an investment in MetroLux Theatres, a 12-plex theatre located in Loveland, Colorado.

6. MAINTENANCE CONTRACTS

     Maintenance contracts represent the present value of contracts the Company has with customers to service their outdoor display equipment, which were acquired during 1993. (See Note 7 -- Acquisitions.) These contracts are being amortized over 15 years, on an accelerated method, which contemplates contract expiration, fall out and non-renewals and are net of accumulated amortization of $686,000 and $1,049,000, at December 31, 1994 and 1995, respectively.

7. ACQUISITIONS

     During January 1995, the Company acquired all of the capital stock of Integrated Systems Engineering, Inc. (ISE), which manufactures outdoor electronic signs, for a cash purchase price of approximately $2.7 million plus payment of noncompete and consulting fees. The payments for the acquisition are shown in the Consolidated Statements of Cash Flows net of $1.9 million of liabilities assumed.

     The acquisition has been accounted for using the purchase method of accounting. The purchase price has been allocated on the basis of the fair value of the assets acquired and liabilities assumed. Assets include land, building, machinery and equipment, accounts receivable, inventory and patents. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. Pro forma results of operations as if the acquisition had occurred as of January 1, 1995 are not presented, as the amounts are not materially different from those presented.

     The following pro forma financial information should be read in conjunction with the Company's consolidated financial statements. The pro forma information does not purport to represent what the Company's results of operations or financial position would have been if the acquisition, in fact, had occurred on January 1, 1994, or to project the Company's results of operations or financial position for any future period or at any future date. The results of operations have been included in the Company's consolidated financial statements since the date of acquisition. The pro forma consolidated balance sheet is not presented as the transaction is already reflected in the Company's consolidated balance sheet at December 31, 1995.

                                                                                 1994
                                                                              -----------
                                                                               UNAUDITED
    Gross revenues..........................................................  $38,284,000
                                                                              -----------
    Gross profit from operations............................................  $17,046,000
                                                                              -----------
    Net income..............................................................  $ 1,439,000
                                                                              -----------
    Earnings per share -- primary...........................................        $1.14
                                                                                    -----
    Earnings per share -- fully diluted.....................................        $1.00
                                                                                    -----

     During 1993 the Company, through its subsidiary Trans-Lux Sign Corporation, purchased certain assets and liabilities of Indicator Maintenance Corporation for an aggregate cash price of approximately $3.2 million. The assets acquired included a portfolio of leased outdoor electronic signs, a maintenance base and other contracts.

     The acquisition has been accounted for using the purchase method of accounting. The purchase price has been allocated on the basis of the fair value of the assets which approximates the acquisition cost.

     The following pro forma financial information should be read in conjunction with the Company's consolidated financial statements. The pro forma information does not purport to represent what the Company's results of operations or financial position would have been if the acquisition, in fact, had occurred on January 1, 1993, or to project the Company's results of operations or financial position for any future period or at any future date. The results of operations have been included in the Company's consolidated financial statements since the date of acquisition.

                                                                                 1993
                                                                              -----------
                                                                               UNAUDITED
    Gross revenues..........................................................  $39,035,000
                                                                              -----------
    Gross profit from operations............................................  $14,752,000
                                                                              -----------
    Net income..............................................................  $   505,000
                                                                              -----------
    Earnings per share......................................................        $0.40
                                                                                    -----

8. TAXES ON INCOME

     The components of income tax expense are as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                        ------------------------------------
                                                           1993          1994         1995
                                                        ----------     --------     --------
    Current:
      Federal.........................................  $   76,000     $229,000     $490,000
      State...........................................     155,000      150,000       86,000
      Foreign.........................................          --       28,000           --
                                                          --------     --------     ----------
                                                           231,000      407,000      576,000
                                                          --------     --------     ----------
    Deferred:
      Federal.........................................     391,000      311,000      157,000
      State...........................................     552,000           --       40,000
      Foreign.........................................          --       32,000           --
                                                          --------     --------     ----------
                                                           943,000      343,000      197,000
                                                          --------     --------     ----------
    Total income tax expense..........................  $1,174,000     $750,000     $773,000
                                                          ========     ========     ==========

     1994 includes the favorable state tax settlement, which assessment was recorded in 1993.

     Income taxes provided differed from the expected federal statutory rate of 34% as follows:

                                                                     1993     1994     1995
                                                                     ----     ----     ----
    Statutory federal income tax rate..............................  34.0%    34.0%    34.0%
    State income taxes, net of federal benefit.....................  28.1      8.1      4.5
    Benefit of NOL.................................................   7.3     (6.4)      --
    Other..........................................................   1.2      0.6      3.5
                                                                     ----     ----     ----
         Effective income tax rate.................................  70.6%    36.3%    42.0%
                                                                     ====     ====     ====

     The tax effect of temporary differences giving rise to the Company's deferred tax provision are as follows:

                                                          1993         1994          1995
                                                        --------     ---------     --------
    Depreciation and amortization.....................  $(96,000)    $ 180,000     $ 49,000
    Pension actuarial gain............................    20,000       (30,000)     (14,000)
    Supplemental retirement plan......................     7,000      (143,000)     (15,000)
    State income taxes................................   211,000       478,000       27,000
    Impact of NOL.....................................   801,000        61,000      191,000
    AMT credit........................................        --      (235,000)     (25,000)
    Other.............................................        --        32,000      (16,000)
                                                        ---------    ---------     --------
         Net deferred tax provision...................  $943,000     $ 343,000     $197,000
                                                        =========    =========     ========

     The tax effects of the items comprising the net deferred tax asset and liability at December 31, 1994 and 1995 in the Company's statement of financial position are as follows:

                                                                     1994           1995
                                                                  ----------     ----------
    Current asset
      Deferred tax asset:
         Operating loss carryforwards...........................  $  192,000             --
         Valuation allowance....................................          --             --
                                                                  ----------     ----------
              Net deferred tax asset............................     192,000             --
                                                                  ==========     ==========
    Long-term liability
      Deferred tax asset:
         Operating loss carryforwards...........................  $   82,000     $  175,000
         Excess financial reporting depreciation and
           amortization over tax depreciation and
           amortization.........................................     259,000        331,000
         Acquisition costs not deducted for tax purposes........      84,000         84,000
         Net pension cost not deducted for tax purposes.........      36,000         52,000
         Supplemental retirement plan costs not deducted for tax
           purposes.............................................      44,000         61,000
         Tax credit carryforwards...............................     337,000        397,000
         Unrealized holding losses not deducted for tax
           purposes.............................................      87,000         58,000
         Bad debt expense not deducted for tax purposes.........          --         37,000
         Valuation allowance....................................    (402,000)      (232,000)
                                                                  ----------     ----------
                                                                     527,000        963,000
                                                                  ----------     ----------
      Deferred tax liability:
         Excess tax depreciation over financial reporting
           depreciation.........................................   2,715,000      3,328,000
         Gain on purchases of Company's 9% debentures not
           reported for tax purposes............................     439,000        439,000
         Net pension benefit not reported for tax purposes......     373,000        373,000
         Foreign exchange gain not reported for tax purposes....      32,000         31,000
         State income taxes.....................................     250,000        392,000
                                                                  ----------     ----------
                                                                   3,809,000      4,563,000
                                                                  ----------     ----------
              Net deferred tax liability........................  $3,282,000     $3,600,000
                                                                  ==========     ==========

     The valuation allowance changed by $170,000 for the year ended December 31, 1995. The valuation allowance has been established for the amount of deferred tax assets which management estimates will more likely than not expire unused.

9. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                   1994            1995
                                                                -----------     -----------
    9% convertible subordinated debentures due 2005...........  $ 4,874,000     $ 4,874,000
    9 1/2% subordinated debentures due 2012...................    1,057,000       1,057,000
    Loan and security agreement -- bank, secured, due in
      quarterly installments through 1998.....................    9,855,000              --
    Line of credit and security agreement -- bank, secured....    2,989,000              --
    Note payable -- banks, secured, due in monthly
      installments through 1998...............................      538,000              --
    IRB note payable -- banks, secured, due in quarterly
      installments through 1997...............................      733,000              --
    Term loans -- bank, secured, due in quarterly installments
      through 2002............................................           --      15,177,000
    Loan payable -- CDA, due in monthly installments through
      2002 at 5.0%............................................           --         517,000
    Real estate mortgages -- secured, due in monthly and
      quarterly installments through 2015.....................    2,206,000       2,597,000
    Capital lease obligation, -- secured, due in monthly
      installments through 1999 at 9.5%.......................      101,000          77,000
                                                                -----------
                                                                 22,353,000      24,299,000
    Less portion due within one year..........................    2,660,000       1,804,000
                                                                -----------
                                                                $19,693,000     $22,495,000
                                                                ===========

     Payments of long-term debt due for the next five years are:

   1996           1997           1998           1999           2000
----------     ----------     ----------     ----------     ----------
$1,804,000     $1,817,000     $2,660,000     $1,792,000     $2,696,000

     During 1985, the Company issued $15 million of 9% convertible subordinated debentures due 2005. These debentures are redeemable at the option of the Company at declining premiums. An annual sinking fund requirement of $1,125,000 was to commence December 1, 1995; however, at its option, the Company is depositing with the Trustee debentures that have been repurchased and receive a credit against such required payments. The debentures are redeemable at the option of the Company at par. The debentures are currently convertible into shares of the Company's Common Stock at a conversion price of $12.70 per share.

     During 1994, the Company made an Offer to Exchange $1,000 principal amount of its new 9 1/2% subordinated debentures due 2012 ("New Debentures") for each $1,000 principal amount of its 9% convertible subordinated debentures due 2005 ("Old Debentures"). The New Debentures pay an interest rate of 9 1/2%, mature in 2012, are not callable until 1999 and are not convertible into Common Stock. The Company accepted $1,057,000 of Old Debentures in exchange for $1,057,000 of New Debentures. The New Debentures are redeemable at the option of the Company at declining premiums. An annual sinking fund requirement of $105,700 will commence December 1, 2009. Simultaneously with the Offer to Exchange, the Company called for redemption of approximately 39% of the Old Debentures at 101.125% on December 1, 1994 and redeemed $3,080,000 of the Old Debentures. The Company entered into a Line of Credit and Security Agreement for $3,000,000 to finance such redemption. The line of credit was converted to a five-year term note on January 27, 1995 with an interest rate of 9.04% through January 27, 1998 and at prime plus 1/2% thereafter. This loan was part of the restructuring in August 1995.

     The Company entered into a Credit Agreement with First Fidelity Bank in August 1995 restructuring its indebtedness of $15,581,000 and a $4,000,000 line of credit. The restructuring extends the terms to an average of 11 years at a variable rate of interest of LIBOR plus 175 basis points (7.688% at December 31, 1995). Simultaneously, the Company entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term debt. At December 31, 1995, the Company had outstanding two interest rate swap agreements with a commercial bank, having a notional value of $15,177,000. The resulting gain or loss on the swaps is included in interest expense. The agreements effectively change the Company's interest rate exposure on its $7,867,000 floating rate installment note due quarterly through October 2002 to a fixed rate of 7.86% and its $7,310,000 floating rate installment note due quarterly through July 2002 to a fixed rate of 7.86%. The notional value of the interest rate swap agreements are reduced quarterly with the installment payments on the notes and mature July 1, 1998. The aggregate cost to terminate the interest rate swap agreements at December 31, 1995 was $389,000. The Company is subject to credit loss in the event of nonperformance by other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

     The $4 million line of credit is at a variable rate of interest of LIBOR plus 200 basis points (7.867% at December 31, 1995) and is available until June 1997. At December 31, 1995, the Company had $3.5 million available under such agreement.

     The Company has a first mortgage on a four-plex theatre in Taos, New Mexico at an interest rate of prime plus 1% (9.5% at December 31, 1995) with a balloon payment of $837,000 in 1998 and a first mortgage on a five-plex theatre in Durango, Colorado at an interest rate of prime plus 1%, capped at 9% with a balloon payment of $920,000 in 2000.

     The fair value of the 9% convertible subordinated debentures and the 9 1/2% subordinated debentures are $5,166,000 and $1,046,000, respectively at December 31, 1995. The fair value of the remaining long-term debt approximates the carrying value.

     The theatrical joint venture, MetroLux Theatres, entered into an agreement to borrow $3,000,000 for the land and construction of the 12-plex theatre located in Loveland, Colorado. The Company is the guarantor of the entire indebtedness. However, the owner of the non-related general partner of the joint venture has guaranteed their prorata portion of the indebtedness to the Company.

10. STOCKHOLDERS' EQUITY

     Changes in capital stock, additional paid-in capital, treasury stock and retained earnings for the three years ended December 31, 1995 are as follows:

                                 COMMON STOCK             CLASS B         ADDITIONAL                    RETAINED
                            ----------------------   ------------------     PAID-IN       TREASURY      EARNINGS
                             SHARES       AMOUNT     SHARES     AMOUNT      CAPITAL        STOCK        AND OTHER
                            ---------   ----------   -------   --------   -----------   ------------   -----------
Balance December 31,
  1992....................  2,420,201   $2,420,000   319,811   $320,000   $13,804,000   $(11,889,000)  $14,514,000
Net income................         --           --        --         --            --             --       489,000
Cash dividends............         --           --        --         --            --             --      (153,000)
Common stock acquired
  (2,311 shares)..........         --           --        --         --            --        (21,000)           --
Class B conversion to
  common stock............     13,264       13,000   (13,264)   (13,000)           --             --            --
                            ---------   ----------   -------   --------   -----------   ------------   -----------
Balance December 31,
  1993....................  2,433,465    2,433,000   306,547    307,000    13,804,000    (11,910,000)   14,850,000
Net income................         --           --        --         --            --             --     1,314,000
Cash dividends............         --           --        --         --            --             --      (171,000)
9% debentures
  conversion..............        393        1,000        --         --         5,000             --            --
Unrealized holding
  losses..................         --           --        --         --            --             --      (107,000)
Common stock acquired (131
  shares).................         --           --        --         --            --         (1,000)           --
Class B conversion to
  common stock............      1,188        1,000    (1,188)    (2,000)           --             --            --
                            ---------   ----------   -------   --------   -----------   ------------   -----------
Balance December 31,
  1994....................  2,435,046    2,435,000   305,359    305,000    13,809,000    (11,911,000)   15,886,000
Net income................         --           --        --         --            --             --     1,066,000
Cash dividends............         --           --        --         --            --             --      (171,000)
Unrealized holding gain...         --           --        --         --            --             --        36,000
Exercise of stock
  options.................         --           --        --         --        (4,000)        40,000            --
Common stock acquired
  (56 shares).............         --           --        --         --            --         (1,000)           --
Common stock award........         --           --        --         --         1,000          8,000            --
Class B conversion to
  common stock............      1,222        1,000    (1,222)    (1,000)           --             --            --
                            ---------   ----------   -------   --------   -----------   ------------   -----------
Balance December 31,
  1995....................  2,436,268   $2,436,000   304,137   $304,000   $13,806,000   $(11,864,000)  $16,817,000
                            =========   ==========   =======   ========   ===========   ============   ===========

     During 1995, the Board of Directors declared four quarterly cash dividends of $.035 per share on the Company's Common Stock and $.0315 per share on the Company's Class B Stock, which were paid in April, July and October 1995 and January 1996. During 1993 the Board authorized an increase of 17% in the quarterly cash dividends to its current level. Each share of Class B Stock is convertible at any time into one share of Common Stock and has ten votes per share, as compared to Common Stock which has one vote per share but receives a higher dividend.

     During 1995, the stockholders approved 3 million shares of a new class of capital stock designated Class A Stock, $1.00 par value. The stock will have no voting rights except as required by law and will receive a 10% higher dividend than the Common Stock. A Certificate of Amendment authorizing the Class A shares and adjusting authorized shares of Common Stock to 5.5 million and Class B Stock to 1 million will be filed prior to the first issuance of Class A Stock. No specific issuance of Class A Stock is presently contemplated.

     At December 31, 1995, shares of Common Stock were reserved for:

    Conversion of 9% convertible subordinated debentures.......................  782,000
    Stock options..............................................................  124,000

11. LEASES

     The Company occupies theatre and other premises under operating leases expiring at varying dates through 2006. Certain of the leases provide for the payment of real estate taxes and other occupancy costs. In addition, the Company has a long-term lease for a telephone system, which is classified as a capital lease.

     The following is a summary of future minimum lease payments due under capital and operating leases at December 31, 1995:

                                                                    CAPITAL     OPERATING
                                 YEAR                                LEASE        LEASES
    --------------------------------------------------------------  -------     ----------
    1996..........................................................  $30,000     $  248,000
    1997..........................................................   30,000        188,000
    1998..........................................................   30,000        160,000
    1999..........................................................    7,000        129,000
    2000..........................................................       --        107,000
    Thereafter....................................................       --        668,000
                                                                    -------     ----------
    Total future minimum lease payments...........................  $97,000     $1,500,000
                                                                                ==========
    Amount representing interest..................................   20,000
                                                                    -------
    Present value of net minimum lease payments...................   77,000
    Current portion...............................................   24,000
                                                                    -------
    Long-term portion.............................................  $53,000
                                                                    =======

     Total rent expense for all operating leases amounted to $308,000, $267,000, and $238,000 in 1993, 1994 and 1995, respectively. At December 31, 1995, sublease income of $110,000 is to be received on non-cancelable leases through 2000.

12. ENGINEERING DEVELOPMENT EXPENSE

     Engineering development expense was $108,000, $238,000 and $172,000 for 1993, 1994 and 1995, respectively.

13. PENSION PLAN

     All eligible salaried employees of Trans-Lux Corporation and certain of its subsidiaries are covered by a non-contributory pension plan. Pension benefits vest after five years of service and are based on years of service and final average salary. The Company's funding policy is to contribute annually an amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits based on service to date, but also for those benefits expected to be earned in the future.

     The funded status of the plan at December 31, 1994 and 1995 are as follows:

                                                                     1994           1995
                                                                  ----------     ----------
    Fair value of plan assets, invested in insurance company
      funds.....................................................  $3,893,000     $4,172,000
                                                                  ----------     ----------
    Actuarial present value of benefits for service rendered to date:
      Accumulated benefits based on salaries to date, including
         vested benefits of $1,902,000 and $2,879,000 for 1994
         and 1995, respectively.................................   1,998,000      2,985,000
      Additional benefits based on estimated future salary
         levels.................................................   1,016,000      1,286,000
                                                                  ----------     ----------
    Projected benefit obligation (PBO)..........................   3,014,000      4,271,000
                                                                  ----------     ----------
    Plan assets (less than) in excess of PBO....................     879,000        (99,000)
    Unrecognized prior service cost.............................      24,000         22,000
    Unrecognized net loss from past experience different from
      that assumed..............................................      53,000        952,000
    Unrecognized net asset on January 1, 1985 being recognized
      over 13.38 years..........................................    (132,000)       (92,000)
                                                                  ----------     ----------
    Prepaid pension cost........................................  $  824,000     $  783,000
                                                                  ==========     ==========

     The following items are components of the net pension cost for 1995:

    Present value of benefits earned during the period........................  $273,000
    Interest cost on projected benefit obligation.............................   278,000
    Actual return on plan assets..............................................  (372,000)
    Net amortization and deferral.............................................   (38,000)
                                                                                --------
    Net pension cost..........................................................  $141,000
                                                                                ========

     The weighted average discount rate used in determining the actuarial present value of the PBO was 8.5% in 1994 and 7.5% in 1995. The rate of increase in future compensation levels used in determining the actuarial present value of the PBO was 4.25% in 1994 and 4.0% in 1995. The expected long-term rate of return on assets was 9.5 percent for 1994 and 1995.

     The Company provides supplemental retirement benefits for the Chief Executive Officer, during 1995, the Company accrued $43,000 for such benefits. At December 31, 1994 and 1995, respectively, the total liability accrued was $110,000 and $153,000.

     The Company's pension and supplemental pension costs for the years ended December 31, 1993, 1994 and 1995 were $241,000, $226,000 and $183,000, respectively.

     The Company does not offer any postretirement benefits other than the pension and the supplemental retirement benefits described herein.

     As of January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires the accrual of estimated costs of benefits to former or inactive employees after employment but before retirement. The adoption of this standard did not have a material effect on the Company's consolidated financial statements. The Company did not accrue any liability for such benefits during 1995.

14. STOCK OPTION PLANS

     The Company has five stock option plans. The 1995 Stock Option Plan and the 1992 Stock Option Plan each reserved 50,000 shares of Common Stock for issue to key employees. Stock Option Plan II terminated, and accordingly, additional shares cannot be granted under such plan, which originally reserved 50,000 shares of Common Stock (before giving effect for stock dividends). The Non-Employee Director Stock Option Plan reserved 15,000 shares of Common Stock for grant. The Non-Statutory Stock Option Plan Agreement reserved 12,500 shares of Common Stock for issue to the Chairman of the Board.

     Changes in the stock option plans are as follows:

                                                                     NUMBER OF SHARES
                                                           ------------------------------------
                                                           AUTHORIZED     GRANTED     AVAILABLE
                                                           ----------     -------     ---------
    Balance December 31, 1992............................    111,900       95,100        16,800
    Additional authorized shares.........................     12,500           --        12,500
    Terminated...........................................    (22,500)     (42,500)       20,000
    Granted..............................................         --       27,900       (27,900)
                                                             -------      -------        ------
    Balance December 31, 1993............................    101,900       80,500        21,400
    Terminated...........................................     (3,500)      (8,000)        4,500
    Granted..............................................         --       17,000       (17,000)
                                                             -------      -------        ------
    Balance December 31, 1994............................     98,400       89,500         8,900
    Additional authorized shares.........................     50,000           --        50,000
    Terminated...........................................    (19,700)     (25,200)        5,500
    Granted..............................................         --       28,200       (28,200)
    Exercised............................................     (5,000)      (5,000)           --
                                                             -------      -------        ------
    Balance December 31, 1995............................    123,700       87,500        36,200
                                                             =======      =======        ======

     Under the 1995 Stock Option Plan and the 1992 Stock Option Plan, option prices must be at least 100% of the market value of the Common Stock at the time of the grant. Exercise periods are for ten years from date of the grant (five years if the optionee owns more than 10% of the voting power) and terminate at a stipulated period of time after an employee's termination of employment. At December 31, 1995, under the 1995 Plan, options for 23,800 shares (granted in
1995) with an exercise price of $8.125 per share were outstanding. No shares were exercisable or were exercised during 1995. At December 31, 1995, under the 1992 Plan, options for 48,700 shares (granted in 1992, 1993, 1994 and 1995) with exercise prices ranging from $6.3125 to $9.6875 per share were outstanding, of which 45,300 shares were exercisable. Options for 1,300 shares (granted in 1992) with an exercise price of $6.3125 per share were exercised in 1995. During 1995, options for 1,000 shares expired. No options were exercised during 1993 and 1994.

     Under Stock Option Plan II, option prices must be at least 100% of the market value of the Common Stock at the time of the grant. Exercise periods are for six years from date of the grant (five years if the optionee owns more than 10% of the voting power) and terminate at a stipulated period of time after an employee's termination of employment. At December 31, 1995, all 19,700 options under the plan have terminated. Options for 2,200 shares (granted in 1989) with an exercise price of $7.625 per share were exercised in 1995. No options were exercised during 1993 and 1994.

     Under the Non-Employee Director Stock Option Plan, options must be at least 100% of the market value of the Common Stock at the time of the grant. No option may be exercised prior to one year after the date of the grant and the optionee must be a director of the Company at the time of exercise, except in certain cases as permitted by the Compensation Committee. Exercise periods are for six years from date of the grant and options terminate at a stipulated period of time after an optionee ceases to be a director. At December 31, 1995, options for 2,500 shares (granted in 1994 and 1995) with exercise prices ranging from $8.625 to $9.6875 per share were outstanding, all of which were exercisable. During 1995, options for 1,500 shares (granted in 1989) with an option price of $7.4375 per share were exercised. During 1995, options for 4,500 shares expired. No options were exercised during 1993 and 1994.

     Under the Non-Statutory Stock Option Agreement, the option must be at least 100% of the market value of the Common Stock at the time of the grant. The exercise period is for ten years from the date of the grant.

At December 31, 1995, an option for 12,500 shares (granted in 1993) with an exercise price of $7.50 per share was outstanding, which is exercisable. No options were exercised during 1993, 1994 and 1995.

15. COMMITMENTS AND CONTINGENCIES

     The Company has employment/consulting agreements with certain current and former executive officers which expire at various dates through December 2002. The aggregate commitment for future salaries/consulting fees at December 31, 1995, excluding bonuses, is approximately $3,404,000.

     The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse affect on the consolidated financial statements of the Company.

16. BUSINESS SEGMENT DATA

     The Company's operations have been classified into two business segments. The Communications Division designs, produces, leases, sells and services large-scale, multi-color, real-time electronic information displays for both indoor and outdoor use. The Entertainment and Real Estate Division owns a chain of motion picture theatres in the Southwestern United States and owns real estate used for both corporate and income-producing purposes in the United States and Canada.

     Information about the Company's operations in its two business segments for the three years ended December 31, 1995 is as follows:

                                                       1993             1994             1995
                                                   ------------     ------------     ------------
GROSS REVENUE
  Communications.................................   $32,630,000      $30,150,000      $33,569,000
  Entertainment and real estate..................     3,169,000        3,592,000        4,222,000
                                                   ------------     ------------     ------------
                                                    $35,799,000      $33,742,000      $37,791,000
                                                   ============     ============     ============
OPERATING INCOME
  Communications.................................   $13,733,000      $13,601,000      $14,348,000
  Entertainment and real estate..................       512,000          728,000        1,037,000
                                                   ------------     ------------     ------------
                                                     14,245,000       14,329,000       15,385,000
Other income.....................................            --               --           92,000
General and administrative expenses..............   (10,202,000)     (11,023,000)     (11,494,000)
Interest expense -- net..........................    (2,380,000)      (1,242,000)      (2,144,000)
                                                   ------------     ------------     ------------
Income before taxes..............................  $  1,663,000     $  2,064,000     $  1,839,000
                                                   ============     ============     ============
ASSETS
  Communications.................................   $43,743,000      $42,684,000      $49,565,000
  Entertainment and real estate..................     4,955,000        6,685,000        6,654,000
                                                   ------------     ------------     ------------
Total identifiable assets........................    48,698,000       49,369,000       56,219,000
Cash and available-for-sale securities...........     3,440,000        3,938,000        1,241,000
                                                   ------------     ------------     ------------
                                                    $52,138,000      $53,307,000      $57,460,000
                                                   ============     ============     ============
DEPRECIATION AND AMORTIZATION
  Communications.................................    $5,988,000       $5,951,000       $6,403,000
  Entertainment and real estate..................       215,000          264,000          301,000
  General corporate..............................       139,000          298,000          197,000
                                                   ------------     ------------     ------------
                                                     $6,342,000       $6,513,000       $6,901,000
                                                   ============     ============     ============
CAPITAL EXPENDITURES
  Communications.................................    $3,768,000       $6,240,000       $7,461,000
  Entertainment and real estate..................       119,000        2,223,000          220,000
                                                   ------------     ------------     ------------
                                                     $3,887,000       $8,463,000       $7,681,000
                                                   ============     ============     ============

     No single customer accounted for 10% or more of total revenues in 1994 and 1995. During 1993, the Company recorded revenues of approximately $4.3 million from a single customer.

     Foreign revenues were less than 10% of consolidated revenue in 1993 and 1995 and were approximately 15% in 1994.

                     TRANS-LUX CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER
                                                                                  31,
                                                                                 1995
                                                                              -----------      JUNE 30,
                                                                                                 1996
                                                                                              -----------
                                                                                              (UNAUDITED)
ASSETS
  Current assets:
    Cash and cash equivalents...............................................  $   665,000     $   317,000
    Available-for-sale securities...........................................      576,000         577,000
    Receivables.............................................................    2,403,000       3,764,000
    Inventories.............................................................    1,900,000       1,848,000
    Prepaids and other current assets.......................................      466,000         365,000
                                                                              -----------     -----------
      Total current assets..................................................    6,010,000       6,871,000
                                                                              -----------     -----------
    Rental equipment........................................................   47,043,000      50,813,000
      Less accumulated depreciation.........................................   16,265,000      18,757,000
                                                                              -----------     -----------
                                                                               30,778,000      32,056,000
                                                                              -----------     -----------
    Property, plant and equipment...........................................   20,913,000      21,466,000
      Less accumulated depreciation and amortization........................    5,921,000       6,624,000
                                                                              -----------     -----------
                                                                               14,992,000      14,842,000
    Prepaids, intangibles and other.........................................    4,081,000       3,733,000
    Note receivable, MetroLux Theatre (excludes $94,000 current portion)....           --         831,000
    Maintenance contracts, net..............................................    1,599,000       1,434,000
                                                                              -----------     -----------
                                                                              $57,460,000     $59,767,000
                                                                              ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable and accruals...........................................  $ 4,804,000     $ 5,183,000
    Income taxes payable....................................................      136,000          12,000
    Short-term borrowings...................................................      500,000              --
    Current portion of long-term debt.......................................    1,804,000       1,811,000
                                                                              -----------     -----------
      Total current liabilities.............................................    7,244,000       7,006,000
                                                                              -----------     -----------
    Long-term debt:
      9% convertible subordinated debentures due 2005.......................    4,874,000       4,811,000
      9 1/2% subordinated debentures due 2012...............................    1,057,000       1,057,000
      Notes payable.........................................................   16,564,000      20,256,000
                                                                              -----------     -----------
                                                                               22,495,000      26,124,000
    Deferred revenue and deposits...........................................    2,621,000       1,026,000
    Deferred income taxes...................................................    3,600,000       3,613,000
    Minority interest.......................................................        1,000           1,000
                                                                              -----------     -----------
    Stockholders' equity:
      Capital stock
         Preferred -- $1 par value -- 500,000 shares authorized.............
         Common -- $1 par value -- 4,000,000 shares authorized
           2,436,268 shares issued in 1995 and 2,441,517 in 1996............    2,436,000       2,441,000
         Class B -- $1 par value -- 2,000,000 shares authorized
           304,137 shares issued in 1995 and 298,888 in 1996................      304,000         299,000
      Additional paid-in capital............................................   13,806,000      13,828,000
      Retained earnings.....................................................   16,888,000      17,320,000
      Other.................................................................      (71,000)        (70,000)
                                                                              -----------     -----------
                                                                               33,363,000      33,818,000
    Less treasury stock -- at cost -- 1,488,837 shares in 1995 and 1,481,252 in 1996 (excludes additional 304,137 shares held in 1995 and 298,888 in
     1996 for conversion of Class B stock)..................................   11,864,000      11,821,000
                                                                              -----------     -----------
         Total stockholders' equity.........................................   21,499,000      21,997,000
                                                                              -----------     -----------
                                                                              $57,460,000     $59,767,000
                                                                              ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                     TRANS-LUX CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     SIX MONTHS ENDED JUNE 30,
                                                                    ---------------------------
                                                                       1995            1996
                                                                    -----------     -----------
                                                                            (UNAUDITED)
REVENUES:
  Equipment rentals and maintenance...............................  $11,192,000     $10,923,000
  Equipment sales.................................................    6,135,000       7,680,000
  Theatre receipts and other......................................    1,913,000       2,021,000
                                                                    -----------     -----------
     Total revenues...............................................   19,240,000      20,624,000
                                                                    -----------     -----------
OPERATING EXPENSES:
  Cost of equipment rentals and maintenance.......................    5,846,000       5,912,000
  Cost of equipment sales.........................................    3,903,000       5,032,000
  Cost of theatre receipts and other..............................    1,500,000       1,631,000
                                                                    -----------     -----------
     Total operating expenses.....................................   11,249,000      12,575,000
                                                                    -----------     -----------
GROSS PROFIT FROM OPERATIONS......................................    7,991,000       8,049,000
General and administrative expenses...............................    6,314,000       6,072,000
                                                                    -----------     -----------
                                                                      1,677,000       1,977,000
                                                                    -----------     -----------
Interest income...................................................       93,000          43,000
Interest expense..................................................   (1,089,000)     (1,126,000)
Other income......................................................       49,000              --
                                                                    -----------     -----------
INCOME BEFORE INCOME TAXES........................................      730,000         894,000
                                                                    -----------     -----------
Provision for income taxes:
  Current.........................................................      288,000         303,000
  Deferred........................................................       19,000          72,000
                                                                    -----------     -----------
                                                                        307,000         375,000
                                                                    -----------     -----------
NET INCOME........................................................  $   423,000     $   519,000
                                                                    ===========     ===========
Earnings per share:
  Primary.........................................................  $      0.34     $      0.41
  Fully diluted...................................................            *     $      0.39
Average common and common equivalent shares outstanding:
  Primary.........................................................    1,260,000       1,272,000
  Fully diluted...................................................            *       1,664,000
Cash dividends per share:
  Common stock....................................................  $     0.070     $     0.070
  Class B stock...................................................  $    0.0630     $    0.0630

---------------
* not dilutive

  The accompanying notes are an integral part of these consolidated financial statements.

                     TRANS-LUX CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    SIX MONTHS ENDED JUNE 30,
                                                                  -----------------------------
                                                                     1995              1996
                                                                  -----------       -----------
                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income......................................................  $   423,000       $   519,000
  Adjustment to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization..............................    3,330,000         3,544,000
     Net loss of joint venture..................................           --            78,000
     Deferred income taxes......................................      519,000            13,000
     Minority interest..........................................       (8,000)               --
     Changes in operating assets and liabilities:
       Receivables..............................................      280,000        (1,361,000)
       Inventories..............................................     (185,000)           52,000
       Prepaids and other current assets........................     (183,000)          195,000
       Prepaids, intangibles and other..........................      111,000           221,000
       Accounts payable and accruals............................     (939,000)          379,000
       Income taxes payable.....................................      (13,000)         (124,000)
       Deferred revenue and deposits............................     (597,000)       (1,595,000)
                                                                  -----------       -----------
          Net cash provided by operating activities.............    2,738,000         1,921,000
                                                                  -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of rental equipment...................................   (2,557,000)       (3,770,000)
Purchases of property, plant and equipment......................   (1,120,000)         (553,000)
Payments for an acquisition.....................................   (3,178,000)               --
Proceeds from acquisition note receivable.......................      658,000                --
Sale of assets..................................................      209,000                --
Investment in joint venture.....................................     (687,000)         (136,000)
Loan to joint venture...........................................           --          (941,000)
Purchases of securities.........................................     (494,000)               --
Proceeds from sales of securities...............................    1,088,000                --
                                                                  -----------       -----------
          Net cash (used in) investing activities...............   (6,081,000)       (5,400,000)
                                                                  -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt....................................    4,286,000         4,100,000
Repayment of long-term debt.....................................   (3,106,000)         (901,000)
Proceeds from short-term borrowings.............................      500,000                --
Proceeds from loan to joint venture.............................           --            16,000
Proceeds from exercise of stock options.........................       12,000             4,000
Purchase of treasury stock......................................           --            (1,000)
Cash dividends..................................................      (86,000)          (87,000)
                                                                  -----------       -----------
          Net cash provided by financing activities.............    1,606,000         3,131,000
                                                                  -----------       -----------
Net (decrease) in cash and cash equivalents.....................   (1,737,000)         (348,000)
Cash and cash equivalents at beginning of year..................    2,335,000           665,000
                                                                  -----------       -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD......................  $   598,000       $   317,000
                                                                  ===========       ===========
Interest paid...................................................  $   900,000       $   740,000
Interest received...............................................      113,000            61,000
Income taxes paid...............................................      301,000           392,000

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     Financial information included herein is unaudited, however, such information reflects all adjustments which are, in the opinion of management, necessary for the fair presentation of the consolidated financial statements for the interim periods. The results for the interim periods are not necessarily indicative of the results to be expected for the full year. It is suggested that the June 30, 1995 and 1996 consolidated financial statements be read in conjunction with the consolidated financial statements and notes included in the Company's Annual Report and Form 10-K for the year ended December 31, 1995.

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " in the first quarter of 1996. In accordance with the standard, the Company evaluates the carrying value of its long-lived assets and identifiable intangibles, including goodwill, when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The adoption of the standard did not have any effect on the Company's consolidated financial position or results of operations.

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" in the first quarter of 1996. As provided for in the standard, the Company continues to apply Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations for employee stock compensation measurement and will disclose the required pro forma information in the 1996 Form 10-K.

2. ACCOUNTING FOR INCOME TAXES

     The provision for income tax expense for the six months ended June 30, 1996 was $375,000 of which $303,000 and $72,000 are current and deferred tax expense, respectively. There was no change in the valuation allowance during the six months ended June 30, 1996.

3. PREPAIDS, INTANGIBLES AND OTHER

     Prepaid, intangibles and other consists of the following:

                                                                   DECEMBER 31     JUNE 30
                                                                       1995          1996
                                                                   ------------   ----------
    Prepaids and other.........................................     $1,005,000    $1,113,000
    Deferred debenture expense.................................        206,000       197,000
    Deferred financing costs...................................        480,000       385,000
    Acquisition costs..........................................         96,000        93,000
    Deposits and advances......................................         68,000        76,000
    Patents....................................................        323,000       291,000
    Goodwill and noncompete agreement..........................      1,105,000     1,037,000
    Investment in joint venture................................        506,000       148,000
    Long-term portion of officers' and employees' loans........        292,000       393,000
                                                                    ----------    ----------
                                                                    $4,081,000    $3,733,000
                                                                    ==========    ==========

                     TRANS-LUX DISPLAYS ARE USED PRIMARILY
                       IN REAL-TIME APPLICATIONS FOR THE
                          FINANCIAL, BANKING, GAMING,
                             CORPORATE, SPORTS AND
                            TRANSPORTATION MARKETS.

OUTDOOR
Trans-Lux's recent acquisitions have given the Com-         Trans-Lux's outdoor displays are used in a wide array
pany a growing presence in the outdoor market such as       of applications including college and professional
this outdoor display for the Luxor Hotel and Casino in      stadiums.
Las Vegas.
SPORTS                                                      TRANSPORTATION
Trans-Lux's complete line of sports displays                Travelers depend on clear, easy-to- read Trans-Lux
incorporate up-to-the-second information, video             displays for arrival, departure, and other timely
replays and full-color animation enhancing the              information.
experience for players and fans at athletic events.
CORPORATE
Trans-Lux network management display systems are used
to track the status of data communications networks
for cutomers such as GTE.

                                   TRANS-LUX
   [The above captions refer to examples of Trans-Lux's electronic displays]

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   11
Price Range of Common Stock and
  Dividend Policy.....................   11
Capitalization........................   12
Selected Financial Data...............   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   20
Management............................   28
Executive Compensation and
  Transactions with Management........   30
Description of Notes..................   34
Description of Capital Stock..........   43
Underwriting..........................   46
Legal Matters.........................   47
Experts...............................   47
Available Information.................   47
Incorporation of Certain Documents by
  Reference...........................   47
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------
                                  $25,000,000
                                      LOGO
                                      LOGO

                                   % CONVERTIBLE
                               SUBORDINATED NOTES
                                    DUE 2006
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                               SOUTHCOAST CAPITAL
                                  CORPORATION

                                           , 1996

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting discounts) to be incurred payable by the registrant in connection with the issuance and distribution of the shares registered hereby. Other than the SEC registration fee and the NASD filing fee, such expenses are estimates.

    SEC registration fee......................................................  $
    NASD filing fee...........................................................         *
    AMEX listing fee..........................................................         *
    Printing costs (excluding stock certificates).............................         *
    Accounting fees and expenses..............................................         *
    Blue Sky fees and expenses................................................         *
    Legal fees and expenses...................................................         *
    Miscellaneous expenses....................................................         *
                                                                                --------
      Total...................................................................  $      *
                                                                                ========

---------------
* To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

     The Company's By-laws provide that the Company shall indemnify certain persons, including officers, directors, employees and agents, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware. The Company has also entered into indemnification agreements with its current directors and executive officers. Reference is made to the By-laws and Indemnification Agreement filed with the Commission. The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

     Under Section   of the Underwriting Agreement, the underwriters are
obligated, under certain circumstances, to indemnify officers, directors and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit I hereto.

     Under an insurance policy with The Chubb Group of Companies, the directors and certain officers of the Company are indemnified against certain losses arising from certain claims which may be made against such persons, by reason of their being such directors or officers.

ITEM 16.  EXHIBITS

 1     Form of Underwriting Agreement.*
 3.1   Form of Restated Certificate of Incorporation of the Company.
 3.2   By-laws of the Company.
 4.1   Specimen Common Stock Certificate.
 4.2   Form of Indenture.
 5     Opinion of Weisman Celler Spett & Modlin, P.C.
10.1   Form of Indemnity Agreement -- Directors.
10.2   Form of Indemnity Agreement -- Officers.
10.3   Employment Agreement, dated as of August 16, 1996 between the Company and Richard
       Brandt.
11     Statement of Computation of Earnings Per Share.
12     Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1   Consent of Deloitte & Touche LLP.
23.2   Consent of Weisman Celler Spett & Modlin, P.C. (contained in Exhibit 5).
24     Powers of Attorney (included on signature page).
25     Statement of Eligibility of Trustee.

---------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, the

Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     For purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the fourth day of November, 1996.

                                          TRANS-LUX CORPORATION

                                          By:

                                            ------------------------------------
                                                        Victor Liss
                                             Vice Chairman, President and Chief
                                                      Executive Officer

                               POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that each individual whose signature appears below and on the following page constitutes and appoints each of Victor Liss, Howard S. Modlin and Gerald Gordon as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that any said attorney-in-fact and agent, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

-------------------------------------  Chairman of the Board                  November 4, 1996
           Richard Brandt
                                       Vice Chairman of the Board,            November 4, 1996
-------------------------------------    President and Chief Executive
             Victor Liss                 Officer
                                       Senior Vice President and Chief        November 4, 1996
-------------------------------------    Financial Officer
           Angela D. Toppi
                                       Chief Accounting Officer               November 4, 1996
-------------------------------------
          Robert A. Carroll
                                       Director                               November 4, 1996
-------------------------------------
            Steven Baruch
                                       Director                               November 4, 1996
-------------------------------------
          Jean Firstenberg
                                       Director                               November 4, 1996
-------------------------------------
          Allan Fromme, PhD
                                       Director                               November 4, 1996
-------------------------------------
           Robert Greenes
                                       Director                               November 4, 1996
-------------------------------------
           Gene Jankowski
                                       Director                               November 4, 1996
-------------------------------------
          Howard S. Modlin

                             TRANS-LUX CORPORATION

                                 EXHIBIT INDEX

     Certain of the exhibits to this registration statement are hereby incorporated by reference, as specified below, to other documents filed with the Commission. Exhibit designations below correspond to the numbers assigned to exhibit classifications in Regulation S-K.

EXHIBIT                                                                                SEQUENTIAL
  NO.                                    DESCRIPTIONS                                  PAGE NOS.
-------   ---------------------------------------------------------------------------  ----------
 1        Form of Underwriting Agreement*............................................
 3.1      Form of Restated Certificate of Incorporation of the Company...............
 3.2      By-laws of the Company.....................................................
 4.1      Specimen Common Stock Certificate..........................................
 4.2      Form of Indenture..........................................................
 5        Opinion of Weisman Celler Spett & Modlin, P.C. ............................
10.1      Form of Indemnity Agreement -- Directors...................................
10.2      Form of Indemnity Agreement -- Officers....................................
10.3      Employment Agreement, dated as of August 16, 1996 between the Company and
          Richard Brandt.............................................................
11        Statement of Computation of Earnings Per Share.............................
12        Statement of Computation of Ratio of Earnings to Fixed Charges.............
23.1      Consent of Deloitte & Touche LLP...........................................
23.2      Consent of Weisman Celler Spett & Modlin, P.C. (contained in Exhibit 5)....
24        Powers of Attorney (included on signature page)............................
25        Statement of Eligibility of Trustee........................................

---------------
* To be filed by amendment.